EXHIBIT 99.1

London | 16 May 2019: National Grid, a leading energy transmission and distribution company, today announces its Full Year results.

nationalgrid

Report for the year ended 31 March 2019

Operational Highlights

- £4.5bn of capital investment leading to strong asset growth of 7.2%
- Cadent sale expected to complete in June with £2bn in equity proceeds
- Good regulatory progress in the US with all our companies now operating under refreshed rates
- Launched new cost efficiency programmes in both the UK and US
- Significant progress on interconnector portfolio
- Major milestone achieved for Property business with sale of Fulham site to St William JV
- Reached agreement on new employment terms with unions in Massachusetts Gas

Financial Performance

- Underlying operating profit down 2% to £3.4bn (4% at constant currency) reflecting expected return of Avonmouth allowances and US tax reform, partly offset by higher property profit and favourable US legal settlements
- Statutory operating profit down 18% to £2.9bn
- Underlying EPS up 5% to 58.9p reflecting a lower share count
- Statutory EPS of 44.3p due to exceptional charges: Massachusetts Gas; new efficiency programmes; cancellation of nuclear connection agreements
- Group RoE of 11.8% (2018: 12.3%)
- Recommended full year dividend of 47.34p

Financial Summary

Year ended 31 March – continuing operations

	Statutory results			Underlying[1]		
	2019	2018	% change	2019	2018	% change
Operating profit (£m)	2,870	3,493	(18)	3,427	3,495	(2)
Profit before tax (£m)	1,841	2,660	(31)	2,474	2,538	(3)
Earnings per share (p)*	44.3	102.5	(57)	58.9	56.2	5
Capital investment (£m)	4,506	4,251	6	4,506	4,251	6

3,386m weighted average shares for 2018/19 (2017/18: 3,461m).

* For 2018/19, total exceptional charges (pre-tax) were £624m (see pages 15 and 16 for further details). For 2017/18, statutory EPS includes 43.8p for the impact of £1.5bn exceptional accounting credit relating to US tax reform.

John Pettigrew
Chief Executive

"We made good strategic progress across the Group last year, delivering £4.5bn of investment driving strong asset growth of 7.2%, all while maintaining reliability and safety across all of our networks.

During the year we launched new efficiency programmes to become a leaner, more agile organisation. In the US, we continued to make good regulatory progress and we reached agreement on new employment terms with unions in Massachusetts Gas. We delivered good returns in the UK and we made significant progress on our interconnector portfolio. We also took our first step into developing US renewable generation with the agreement to acquire Geronimo Energy.

Looking ahead, we will continue to contribute to the important regulatory agenda in the UK and the US, to create value for shareholders, and play a central role in driving decarbonisation. Having delivered almost £640m of savings for UK customers over the last six years, efficiency remains a key focus as does continued investment, which will increase to almost £5 billion each year for the next two years. We remain on track to achieve asset growth at the top end of our 5-7% range in the medium term."

[1] *'Underlying' represents statutory results* from continuing operations only. It excludes exceptional items, remeasurements, timing and major storm costs. These and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. We have provided definitions of these terms on page 63 and 64 and reconciliations of these measures on pages 63 to 75. These measures are not a substitute for IFRS measures, however the Group believes such information is useful in assessing the performance of the business on a comparable basis.

National Grid 2018/19 Full Year Results Statement

Contacts

Investor Relations

Aarti Singhal	+44 (0)20 7004 3170	+44 (0) 7989 492447
Will Jackson	+44 (0)20 7004 3166	+44 (0) 7584 206 578
Tom Edwards	+44 (0)20 7004 3460	+44 (0) 7976 962 791
James Flanagan	+44 (0)20 7004 3129	+44 (0) 7970 778 952

Media

Sean Kemp	+44 (0)20 7004 3149	+44 (0) 7960 012356
Gemma Stokes	+44 (0)1926 655 272	+44 (0) 7974 198 333

Teneo

Charles Armitstead	+44 (0)20 7420 3199	+44 (0) 7703 330 269

Conference call details

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 09:15 (BST) today. There will be a live webcast of the results presentation available to view at investors.nationalgrid.com. A replay will be available soon after the event ends.

Live telephone coverage of the analyst presentation at 09:15

UK dial in numbers	+44 (0) 203 037 9315 +44 (0) 800 368 2276 (UK toll free)
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The 2019 Annual Report and Accounts (ARA) is expected to be publicly available on 4 June 2019. You can view or download the ARA from National Grid's website at investors.nationalgrid.com or request a free printed copy by contacting investor.relations@nationalgrid.com

Use of Alternative Performance Measures

Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 63 to 75.

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National Grid 2018/19 Full Year Results Statement 2018/19 OVERVIEW A year of good operational performance and increased investment In 2018/19, National Grid continued to deliver good operational performance for customers, with high levels of network reliability. Last year we continued our campaign to make safe-working second nature to all our employees and contractors. We maintained an employee lost time injury frequency rate2 of 0.10, a level that is comparable to world-class safety performance. Furthermore, we maintained excellent reliability across our networks, despite significant winter storms in the US. We delivered an increased level of capital investment of £4.5 billion in critical infrastructure in 2018/19, an increase of 3.4% at constant currency3. This capital expenditure, when combined with RPI inflation, drove asset growth of 7.2%. We maintained a strong Return on Equity (RoE) at 11.8% for the Group which benefited from the receipt of US legal settlement income of £95m and higher property profits. Strong strategic progress We made strong progress against our long-term strategy during the year. In addition to delivering significant organic growth, we took the final step in exiting UK Gas Distribution by exercising our options over our remaining stake in Cadent, with £2 billion of cash proceeds expected in June 2019. We have launched a cost efficiency programme in the UK, as well as launching a similar exercise in the US with the aim of creating a leaner, more agile organisation. We continued to make significant progress on our interconnector portfolio with the completion of the Nemo Link this year. We are also making our first meaningful step into US renewable generation through the agreement to acquire Geronimo Energy, and completed the sale of our Fulham property site to our St William joint venture with the Berkeley Group. Good regulatory progress in the US In 2018/19, we achieved an RoE of 8.8% in our US business, representing 93% of our allowed returns. We achieved good performance in most of our operating companies, however we experienced higher costs in the year with more minor storms, additional safety compliance spend in New York, and costs of restoring service following a gas interruption in Rhode Island. We have classified £93 million ($122 million) as major storm costs this year ($193 million in the prior year) and excluded them from our underlying results. Under US regulatory arrangements these costs have been deferred and we expect to recover them in revenue in future periods. Our US Regulated business invested $3.5 billion in the year resulting in rate base growth of 9.2%, up 180 basis points on last year. The focus of our investment has been in modernising ageing networks, whilst also providing better safety, reliability and resilience. As part of this investment we accelerated capex in our New York businesses, allowing us to achieve a small level of incentives. Gas safety remains a key focus area for our regulators in the US and we support the need for high safety standards. We made good regulatory progress during the year, with all our distribution companies now operating under rates which have been refreshed since 2016. During the year we agreed new rates for Rhode Island Gas and Electric, and Massachusetts Gas, which gives us the right regulatory platform to invest appropriately and best serve our customers. We have also made steps moving to multi-year rate agreements, with all rates in New York and Rhode Island now under multi-year plans. Our new US cost efficiency initiative will help to ensure we deliver our significant capital investment programme as efficiently as possible. We are streamlining operations, simplifying our supply chain, and 2 Employee and contractor lost time injury frequency rate per 100,000 hours worked. 3 Our results for FY18 are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency movements. This basis is explained in more detail on page 64. 3

National Grid 2018/19 Full Year Results Statement rationalising our property portfolio. This programme is in the context of a fast-growing business and increasing costs. As a result, it will deliver cost savings of $30 million this year and $50 million in 2020/21. The $88m of initial expenditure has been classified as part of the overall efficiency and restructuring exceptional charge. In January, we reached a satisfactory agreement on union negotiations with members of our Massachusetts Gas workforce, representing 1,250 employees out of our total US workforce of approximately 16,600. New union members will be offered defined contribution style pensions, and all union members will contribute an appropriate amount to their healthcare. Our objective was to reach a fair settlement that allows the business to deliver vital services at a reasonable cost to customers, minimise any future cost increases and protect the agreements already in place with other unions. During the protracted labour dispute, we brought in contractors and additional supervision to ensure that we completed our work safely, particularly during the peak winter months when there are increased volumes and costs of jobs. During the seven months of the labour dispute we completed almost 65,000 jobs safely, all to a high standard. As a result of this we incurred an exceptional charge of £283 million to deliver a reliable and safe service. This was higher than anticipated as the negotiations continued into the winter months, as well as due to the additional compliance cost of reintegrating our employees through to the end of February 2019. Whilst significant, this reflects our commitment to safety and implementing the right contracts for the future. It is also an important part of minimising future customer bill increases. We have reached agreements with a further two unions since January on similar terms to those agreed in Massachusetts. Consistent delivery across the UK The UK has delivered another year of good returns with an RoE of 12.4%. This is within the range of 200 to 300 basis points of outperformance that we have committed to under RIIO-T1. Our transmission networks in the UK have continued to deliver, with £1.2 billion of investment in 2018/19. This includes significant investment in a new overhead link between Canterbury and Richborough, a 21- km line built to enable the connection of the Nemo interconnector to the Grid. This investment also includes the tunnel under the Humber Estuary for our Feeder 9 replacement project which will be the world’s longest tunnelled pipeline river crossing. The tunnelling is now 75% complete and represents the largest single investment in our gas infrastructure in a decade. Efficient delivery of investment remains key to maintaining our strong financial performance. The majority of our capital investment since 2013 has been focused on maintaining and modernising our existing networks. This allows us to deliver world-class reliability of almost 100% in a cost-efficient way. We have delivered many significant flagship projects, such as the London Power Tunnels, Wimbledon Substation rebuild and the Aylesbury catalytic convertor project, where we have delivered innovative solutions allowing cost efficiencies to be shared with customers. We have also replaced over 1,000 km of overhead lines, upgraded almost 700 circuit breakers, and delivered critical asset health work across our gas network. In total, National Grid has invested £10 billion since the start of RIIO and generated almost £640 million of savings for customers, demonstrating the benefit of a regulatory framework that incentivises both efficient delivery and innovation. The cost efficiency programme in our UK business that we announced in November is well advanced to ensure we are more agile and strengthen our position ahead of RIIO-T2. We are on track to become a flatter, leaner organisation with simplified ways of working and more efficient IT and back office activities. We have incurred a total of £136 million restructuring costs on this, and we expect to deliver cost savings of £50 million in 2019/20 and £100 million from 2020/21 onwards. In September, Ofgem reached a final decision on funding for certain projects which were subject to re- openers as we entered RIIO-T1. As reported in November, we were pleased that Ofgem allowed the necessary funding for physical and cyber security. However, we were disappointed not to receive the full funding for the compressor works. We are now working with Ofgem on future funding. 4

National Grid 2018/19 Full Year Results Statement We also reached another milestone with the legal separation of the Electricity System Operator (ESO) from 1 April 2019. This represents another step forward in the evolution of the energy industry. On Hinkley-Seabank, we have already started the project in accordance with our contract with EDF. Ofgem continue to develop the necessary licence modifications to introduce the Competition Proxy Model. As we have stated previously, we continue to believe this model is not in the long-term interests of consumers and investors. We will wait to see the final modification to our licence, before taking a decision on the appropriate next steps. During the year both the NuGen and Horizon nuclear projects have been cancelled, along with the proposed connection agreements with National Grid. We have recognised an exceptional charge of £137million for the write-off of development costs. We minimised this cost by ceasing work as soon as the risk of contract termination was known. In addition, the regulatory arrangements we have in place have mitigated the substantial majority of the financial impact of these cancellations. As part of a joint venture with Scottish Power Transmission we have constructed the Western Link, a HVDC cable which will play an important role in bringing renewable energy from Scotland to homes and businesses in England and Wales, helping the UK to meet its renewable energy targets. The Western Link had initially been available to operate in October 2018. However, testing continues following the detection of cable faults and trips during the commissioning phase and is anticipated to be available to operate later in 2019, delivering up to 2.2GW power transfer capability. RIIO-T2 consultation continues Ofgem has continued to progress its consultation on the framework for the RIIO-T2 price control, which will run for five years from April 2021. Achieving the right regulatory framework is vital to enable the necessary investments to maintain excellent safety and reliability levels we expect from our networks. It is also critical to ensure that the rapid decarbonisation of the UK energy system can continue, and ongoing investment in innovation to benefit consumers in the long term is encouraged. Ofgem published the sector specific consultation last December. While the consultation is a step in the right direction, we want to maintain the RIIO foundations of a strong, stakeholder-led regime that has delivered significant benefits for consumers. However, we do not think the current proposals will deliver the change that consumers need in the long term. We provided feedback on three key areas of concern: the level of allowed return; the outperformance wedge; and the approach to incentivisation. Correcting for the errors in the calculations that we see and taking a balanced approach to risk, we believe a fair real RPI Return on Equity for RIIO-T2 is 5.5%. Ultimately, the overall financial package is key and there needs to be a balance between both a fair return and appropriate cash flows. We expect Ofgem to publish their decision on the consultation on 23rd May, when certain decisions may be made, or ‘minded to’ options provided. We will be submitting our first draft business plan in July for further stakeholder and challenge group comment, before submitting our final plans in December. We will continue to work constructively with Ofgem to seek a framework for RIIO-T2 that puts consumers at the centre of the price control, while enabling the energy networks of the future and allowing a fair return for shareholders. Further progress in National Grid Ventures National Grid Ventures (NGV) delivered a strong performance in 2018/19, with good progress on the interconnector projects. Nemo Link, the electricity interconnector between the UK and Belgium, was completed on time and under budget in January 2019. We invested around £265 million in this 1 GW, 140 km link, and it will provide a valuable diversification of generation for the UK. 5

National Grid 2018/19 Full Year Results Statement Progress on our new interconnector to France (IFA2) has continued on track. The construction of the convertor stations is progressing well and we have laid over 50 km of cable. We have also continued to make good progress on NSL, our interconnector with Norway, where over 270 km of cable has now been laid. In September, the Board took the final investment decision on Viking, the interconnector to Denmark. We have obtained all planning approvals and land rights for the 1.4GW, £850 million project, and will start construction later this year with commissioning expected in 2023. In March, we announced the proposed acquisition of Geronimo Energy including a joint venture with the Washington State Investment Board (WSIB) which, subject to customary regulatory approvals, is expected to complete in June. This is our first step into developing renewable generation in the US, backed by long-term Power Purchase Agreements (PPAs), providing us with a potential pipeline of over 6GW of solar and onshore wind projects at different stages of development. Geronimo Energy have already developed and sold over 2.2GW of generation. The joint venture with WSIB gives optionality and flexibility to hold projects jointly with WSIB, or, if warranted, sell projects to third parties. Finally, our NG Partners business, which was established to invest in innovative emerging technology start-ups has made good progress, investing in new companies which will provide benefits to our core businesses in the future. This includes Climacell, which provides hyper-local, high accuracy weather forecasting through passive sensors, which will help the US in disaster planning, readiness and response. Property milestone as Fulham sold to St William JV We achieved a major milestone in our Property business with the sale of our 17-acre Fulham site to the St William joint venture. There has been a significant amount of work on this site over the last few years, including demolishing redundant gas holders. The site will now be developed over the next decade, and we will recognise further profit on the land sale, as well as half of the development profits, as the apartments are sold. Of the 1,843 apartments, 646 of them will be affordable homes in the centre of London. In April 2019, the first residents moved into the St William development in Rickmansworth. We have now exchanged contracts on 17 sites and identified another 13 that could go into the JV, potentially providing up to 20,000 homes in London and the South East over the next 15 years. Group RoE of 11.8% Group RoE of 11.8% (2017/18: 12.3%) was 50 bps lower than last year, primarily driven by the removal of the Cadent contribution from our underlying results. This was partially offset by improved UK regulatory performance, legal settlements and profit on the sale of the Fulham property site. The UK regulated businesses delivered a combined return of 12.4%, including an assumption of 3% long-run average Retail Price Index (RPI) inflation. US RoE, at 93% of the allowed return, dipped slightly to 8.8% reflecting additional costs incurred as detailed earlier in this section. NGV and Other activities delivered a good performance. 6

National Grid 2018/19 Full Year Results Statement GROWTH AND VALUE ADDED A balanced portfolio to deliver asset and dividend growth National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns. Strong organic growth driven by critical investment We aim to deliver asset growth of 5-7%, assuming an average long-run UK RPI inflation of 3%. In 2018/19, the Group entered a period of stronger asset growth with a £4.5 billion capital programme. This substantial investment programme is focused on building and maintaining world-class networks that are safe, reliable, resilient and ready for the future. The increased level of investment is specifically focused on: • our regulated businesses: with the objective of upgrading and modernising ageing infrastructure, especially in the US, to meet the changing needs of customers and to drive the decarbonisation of energy supply; and • interconnector projects: with the objective of bringing a range of lower cost and renewable energy sources into the UK. Looking forward, we expect our annual capital investment programme to increase again in 2019/20 to almost £5 billion and to remain at that level in 2020/21. We expect this to continue to drive asset growth of around 7% assuming an average long-run UK RPI inflation of 3%. National Grid is confident that this high-quality growth will generate attractive returns for shareholders and add to our long-term investment proposition of sustainable asset and income growth. Funding of increased organic growth National Grid has a strong balance sheet and an efficient capital structure which supports the effective financing of our growing investment programme. The increased growth in this programme will be financed through a combination of: • additional debt financing; • internally generated equity capital, delivered through strong financial performance in both the UK and US, including from operating efficiencies and from faster recovery of regulatory assets through rate filings and re-openers; • £2 billion cash to be received in June 2019 from the disposal of the remaining 39% interest in Cadent; and • additional capital generated through the take up of the shareholder scrip dividend option, originally established to support the business in periods of higher asset growth. Reflecting the continuing level of higher investment and higher asset growth, the Group currently expects to continue to utilise the scrip dividend mechanism to fund asset growth through both 2019/20 and 2020/21. 7

National Grid 2018/19 Full Year Results Statement

£4.5 billion of Capital Investment in 2018/19, 3% higher at constant currency

We continued to make significant investments in critical energy infrastructure during 2018/19. Total capital investment across the Group was £4,506 million, an increase of around £150 million (3%) at constant currency, compared to the prior year.

Year ended 31 March

Capital investment (£ million)	At actual exchange rates			At constant currency		
	2019	2018	% change	2019	2018	% change
UK Electricity Transmission	925	999	(7)	925	999	(7)
UK Gas Transmission	308	310	(1)	308	310	(1)
US Regulated	2,650	2,424	9	2,650	2,521	5
NGV and other activities[1]	623	518	20	623	527	18
Group capital investment	4,506	4,251	6	4,506	4,357	3

[1] Excludes £47m (2018: £19m) equity contribution to the St William Homes LLP joint venture. Includes £58m National Grid Partners investment.

Investment in UK Electricity Transmission fell primarily due to lower load related spend. The investment in the Feeder 9 gas pipeline replacement project under the Humber Estuary was offset by lower asset health spend, contributing to broadly similar investment in UK Gas Transmission. In the US, investment was up 5% on a constant currency basis, reflecting capital expenditure in New York and Rhode Island, partly offset by reduced capital expenditure in Massachusetts Gas during the labour dispute. Investment in NGV stepped up with the ongoing construction of the IFA2 and NSL interconnectors. A total of £52 million (excluding JVs) was invested by National Grid Partners in the year in 14 portfolio companies.

Achieved asset growth of 7.2% compared to 5.9% last year

During 2018/19, our combined regulated asset base and NGV and Other business assets grew by £2.7billion, or 7.2% on a constant currency basis. This compared to an increase of 5.9% in the prior year. UK RAV growth was 3.6% including RPI indexation of 2.4% while the US rate base grew strongly by 9.2%.

Year ended 31 March

Assets (£ million at constant currency)	2019	2018[2]	% change
UK RAV[1]	19,692	19,005	4
US rate base	17,565	16,087	9
Total RAV and rate base	37,257	35,092	6
NGV and Other businesses	2,815	2,300	22
Total	40,072	37,392	7

[1] UK RAV excludes Cadent investment.
[2] 2018 represented to include opening balance adjustments following the completion of the regulatory pack process in 2018 and finalisation of US balances.

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National Grid 2018/19 Full Year Results Statement

Value Added of £2.1 billion, driven by asset growth

Value Added (£m constant currency)	As at 31 March 2019	As at 31 March 2018[3]	change 2019	change 2018
UK RAV	19,692	19,005	687	825
US rate base	17,565	16,087	1,478	1,011
NGV and Other businesses	2,815	2,300	515	183
Total	40,072	37,392	2,680	2,019
UK other regulated balances	(278)	(474)	196	(40)
US other regulated balances	1,898	1,920	(22)	434
Other balances	(158)	(343)	185	(83)
Total group assets and other balances	41,534	38,495	3,039	2,330
Dividend/share repurchase in the year			1,160	1,494
Movement in Net Debt and Goodwill[1]			(2,128)	(1,820)
Value Added			2,071	2,004
Value Added per Share[2]			61.2p	57.9p

[1] 2017/18 net debt and goodwill movement excludes £4.0bn relating to the return of capital resulting from the sale of a stake in UK Gas Distribution.
[2] Based on 3,386m weighted average shares for 2018/19 (2017/18: 3,461m).
[3] Figures relating to prior periods have, where appropriate, been re-presented at constant currency and for opening balance adjustments following the completion of the UK regulatory reporting pack process in 2018, reclassifications between US rate base and US other balances and finalisation of US balances.

Value Added, which reflects the key components of value delivery to shareholders (i.e. dividend and growth in the economic value of the Group's assets, net of growth in net debt) was £2.1 billion in 2018/19. This was slightly higher than last year's £2.0 billion, with improved UK returns, the impact of asset growth and strong performance from NGV and Other activities, partially offset by cash spent on exceptional items. Of the £2.1 billion value added, £1.2 billion was paid to shareholders as cash dividends, and £0.9 billion was retained in the business. Value added per share was 61.2p compared with 57.9p in 2017/18.

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National Grid 2018/19 Full Year Results Statement FINANCIAL STRENGTH Credit metrics remain strong, maintain A- rating Our overall Group credit rating remains at A-/A3 (S&P/Moody’s). Group gearing, measured as net debt as a proportion of total regulatory value and other business invested capital, was 66% at 31 March 2019, compared with 65%, at constant currency, at 31 March 2018. Gearing remains at an appropriate level for the current credit rating and Cadent sale proceeds of £2 billion are expected in June 2019. Retained cash flow (RCF)/adjusted net debt, using Moody’s methodology, was 9.4%, 10.8% excluding expenditure on exceptional items. The FFO to debt metric, using S&P’s methodology, was 12.6%, or 14.7% excluding exceptional items. Dividend increase of 3.07% recommended for 2018/19 Our dividend policy aims to grow the ordinary dividend per share at least in line with the rate of RPI inflation each year for the foreseeable future. The Board has recommended an increase in the final dividend to 31.26p per ordinary share ($2.0256 per American Depositary Share) which will be paid to shareholders on the register as at 31 May 2019. If approved, this will bring the full year dividend to 47.34p per ordinary share, an increase of 3.07% over the 45.93p per ordinary share in respect of the financial year ending 31 March 2018. This 3.07% rise is in line with the increase in UK RPI for the twelve months to 31 March 2019 as set out in the policy announcement of 28 March 2013. A scrip dividend alternative will again be offered in respect of the 2018/19 final dividend. Board changes Andy Agg was announced as the new Chief Financial Officer from 1 January 2019. Prior to this role, Andy served as Interim Chief Financial Officer from the end of July 2018, and prior to that as Group Tax and Treasury Director at National Grid. In April 2018, we announced the appointment of Amanda Mesler as a Non-Executive Director of the Board with effect from 17 May 2018. Amanda joined the Audit, Finance and Nominations Committees of National Grid. In May 2018, we announced that Andrew Bonfield, Finance Director and Pierre Dufour, Non-Executive Director, would both be stepping down from their roles with effect from the end of the Annual General Meeting on 30 July 2018. In December 2018, we announced the appointment of Earl Shipp as a Non-Executive Director of the Board with effect from 1 January 2019. Earl joined the Safety, Environment and Health, Remuneration and Nominations Committees of National Grid. On 8 April 2019, we announced that Nora Mead-Brownell, Non-Executive Director, resigned from her role with immediate effect. On 15 May, we announced the appointment of Jonathan Silver as a Non-Executive Director of the Board, with effect from today. Jonathan joins the Finance, Remuneration and Nominations Committees. Amanda Mesler has joined the Safety, Environment and Health Committee and has stepped down from the Finance Committee. 10

National Grid 2018/19 Full Year Results Statement OUTLOOK For 2019/20, we continue to expect a good financial performance in our US business following the agreement of a number of regulatory filings. As expected, the UK business remains on track to deliver continued outperformance. However, the contribution from NGV and Other activities is expected to reduce, reflecting the non-recurrence of proceeds from the Fulham property sale and the favourable legal settlements in 2018/19. Looking ahead, National Grid expects asset growth of around 7% in the near term with annual capital investment of almost £5bn. We will continue to contribute to the important regulatory and political agenda in the UK and the US recognising the continued focus on customer affordability, de-carbonisation and safety across our networks. With an efficient balance sheet that underpins asset and dividend growth, the Group is well positioned to create value for shareholders. 11

National Grid 2018/19 Full Year Results Statement 2019/20 TECHNICAL GUIDANCE The outlook and technical guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. UK Electricity Transmission Net Revenue (excluding timing) is expected to increase by approximately £40 million compared to 2018/19, reflecting inflationary increases on base revenues. Underlying operating profit in UK Electricity Transmission will also benefit from lower costs reflecting its share of the expected £50 million of costs savings from the UK cost efficiency programme. Totex outperformance is expected to reduce slightly and Incentive and Other performance is expected to be broadly in line with last year. Overall Return on Equity outperformance is expected to be slightly above the 200-300 bps range. UK Gas Transmission Net Revenue (excluding timing) is expected to increase by approximately £30 million compared to 2018/19, reflecting the return of Avonmouth revenues in the prior year. Underlying operating profit in UK Gas Transmission will also benefit from lower costs reflecting its share of the expected £50 million of costs savings from the UK cost efficiency programme. Totex outperformance is expected to be higher than 2018/19 and Incentive and Other performance is expected to be broadly in line with last year. As a result, Return on Equity is expected to be around the allowed level in 2019/20. UK Timing Revenues will be impacted by timing of recoveries including impacts from prior years. Electricity Transmission is expected to over-recover by around £40 million in 2019/20. Gas Transmission timing is expected to under-recover at a similar level to 2018/19. US Regulated operations Net Revenue (excluding timing) is expected to increase by about £200 million, reflecting revenue increases from rate filings and capex trackers, partially offset by a further impact of tax reform. Costs are expected to reduce, reflecting the non-repeat of some non-recurring costs in 2018/19, and the benefit of efficiency savings more than offsetting the combined impact of inflation on the cost base and increased depreciation resulting from the capital programme. Return on Equity for overall US Regulated operations is expected to increase to at least 95% of the allowed return, reflecting the completion of the refresh of Distribution rates with a first full year from new rates in Rhode Island and Massachusetts Gas. NGV and Other activities Revenue is expected to decrease year-on-year, mainly due to a reduction in property sales. Legal settlements of £95 million are not expected to repeat in 2019/20. Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates is expected to benefit from a first full year of revenues from the Nemo Link and the first profits from the St William property joint venture. 12

National Grid 2018/19 Full Year Results Statement Interest and Tax Net finance costs in 2019/20 are expected to increase, driven by higher average net debt this year compared to last year and a further £80m related to the combined impact of the non-repeat of one-off benefits this year and lower capitalised interest. For the full year 2019/20, the effective tax rate relating to profit generated in the year, excluding the share of joint venture and associate post-tax profits, is expected to be around 21%. Changes to accounting standards No material impact on EPS is expected following the adoption of IFRS16 ‘Leases’, although net debt will increase by £0.4 billion as a result of this. Investment, Growth and Net Debt Overall Group capital investment for 2019/20 is expected to increase to almost £5 billion. In our UK transmission businesses, we expect to invest around £1.3 billion; in our US Regulated business capex is expected to be similar to the 2018/19 level of $3.5 billion. Investment in our NGV and Other businesses will increase significantly reflecting increased investment in our IFA2, NSL and Viking interconnector projects and the acquisition of Geronimo Energy. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations is expected to increase, with lower cash outflows related to exceptional items than in 2018/19. Net debt is expected to increase (excluding the impact of foreign exchange) from £26.5 billion, to around £27.5 billion, allowing for the benefit of the £2 billion of Cadent proceeds expected in June and £0.4billion from the impact of IFRS16. Weighted average number of shares (WAV) is expected to increase from 3,386 million last year to approximately 3,440 million in 2019/20 reflecting the impact of scrip shares, assuming a 25% scrip uptake. 13

National Grid 2018/19 Full Year Results Statement

FINANCIAL REVIEW

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability, and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 63 to 75.

Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses.

Performance for the year ended 31 March

Financial summary for continuing operations

(£ million)	2019	2018	change %
Statutory results			
Operating profit	2,870	3,493	(18)
Profit after tax	1,502	3,549	(58)
Earnings per share (pence)	44.3	102.5	(57)
Dividend per share (pence), including proposed final dividend	47.34	45.93	3
Alternative performance measures:			
Underlying operating profit	3,427	3,495	(2)
Underlying profit after tax	1,998	1,945	3
Adjusted earnings per share (pence)	59.0	55.3	7
Underlying earnings per share (pence)	58.9	56.2	5
Underlying dividend cover	1.2	1.2	-
Capital investment	4,506	4,251	6
Retained cash flow/adjusted net debt	9.4%	9.7%	(30)bps
Regulatory performance measures:			
Asset growth	7.2%	5.9%	130bps
Group return on equity	11.8%	12.3%	(50)bps
Value added	2,071	2,004	3
Regulatory gearing	66%	64%	2%pts

The Group's statutory results for the year were affected by exceptional charges incurred in respect of the Massachusetts Gas labour dispute (-6.2p of EPS), our UK and US cost efficiency and restructuring programme (-4.7p) and impairment of development costs in respect of the termination of the NuGen and Horizon nuclear connection projects (-3.3p). Last year's statutory results benefited (by 43.8p EPS) from the reduction in deferred tax provisions as a result of The Tax Cuts and Jobs Act (tax reform) in the US.

Underlying operating profit was down 2% as the return of certain UK Gas Transmission revenue allowances and the impact of tax reform on US regulated revenues were partly mitigated by favourable legal settlements and sales to the St William property joint venture. With net financing costs steady at around £1 billion, the lower US federal tax rate and lower share count contributed to a 5% increase in

14

National Grid 2018/19 Full Year Results Statement

underlying EPS to 58.9p. Capital investment of £4.5 billion helped deliver asset growth above our targeted 5-7% annual range. Value added increased year-on-year although Group RoE was lower, reflecting the removal of the Cadent contribution from underlying results. RCF/net debt was consistent with the Company's strong investment grade credit rating. The recommended full-year dividend per share of 47.34p is in line with policy and is covered 1.2 times by underlying EPS.

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)	
(£ million)	2019	2018	2019	2018	2019	2018
Statutory results	2,870	3,493	1,502	3,549	44.3	102.5
Exceptional items	624	(26)	480	(1,532)	14.2	(44.3)
Remeasurements	(52)	(10)	19	(101)	0.5	(2.9)
Adjusted results	3,442	3,457	2,001	1,916	59.0	55.3
Timing	(108)	(104)	(72)	(62)	(2.1)	(1.7)
Major storm costs	93	142	69	91	2.0	2.6
Underlying results	3,427	3,495	1,998	1,945	58.9	56.2p

In calculating adjusted profit measures, where we consider it is in the interests of users of the financial statements to do so we exclude certain discrete items of income or expense that we consider to be exceptional in nature. The table below summarises such items; full details are contained in note 4 to the financial statements together with an explanation of the process used to make this determination.

Exceptional income/(expense) for continuing operations

	Impact on operating profit		Impact on profit after tax		Impact on EPS (pence)	
(£ million)	2019	2018	2019	2018	2019	2018
Massachusetts Gas labour dispute	(283)	-	(209)	-	(6.2)	-
UK and US cost efficiency and restructuring programme	(204)	-	(160)	-	(4.7)	-
Impairment of nuclear connections development costs	(137)	-	(111)	-	(3.3)	-
LIPA MSA settlement	-	26	-	17	-	0.5
US tax reform	-	-	-	1,515	-	43.8
Total	(624)	26	(480)	1,532	(14.2)	44.3

This year we have classified the following items as exceptional:

Massachusetts Gas labour dispute: In the period between the expiration of contracts for the union workforce in June 2018 and their return to work through to the end of February 2019, we implemented a workforce contingency plan. The £283 million of incremental costs (pre-tax) incurred principally relate to the employment of fully qualified external contractors, alongside supervisors and workers from other areas of our business, to ensure work continued safely.

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National Grid 2018/19 Full Year Results Statement

Efficiency and restructuring: A total of £204 million has been provided to reorganise our core regulated businesses in the UK (£136 million) and US (£68 million).

Impairment of nuclear connections development costs: £137 million of charges relating to the write-off of costs incurred in connection with the Horizon and NuGen nuclear connection projects that UK Electricity Transmission had been working on for the last decade, which were cancelled during the period, net of £13 million termination income.

In the prior year we classified the £1.5 billion gain arising as a result of US tax reform as exceptional, along with a pre-tax £26m gain on the final settlement of contractual matters relating to the cessation of the Management Services Agreement with Long Island Power Authority (LIPA) in 2013.

We also exclude certain unrealised gains and losses on mark-to-market financial instruments from adjusted profit; see note 4 for further information. Net remeasurement gains of £52 million on commodity derivatives were more than offset by net remeasurement losses of £76 million on financing derivatives.

Timing over/(under)-recoveries

In calculating underlying profit, we exclude regulatory revenue timing over and under-recoveries and major storm costs. Under the Group's regulatory frameworks, most of the revenues it is allowed to collect each year are governed by regulatory price controls in the UK and rate plans in the US. If more than this allowed level of revenue is collected the balance must be returned to customers in subsequent years. Likewise, if less than this level of revenue is collected, the balance will be recovered from customers in subsequent years. These variances between allowed and collected revenues give rise to 'over and under-recoveries'.

The following table summarises management's estimates of such amounts for the two years ended 31 March 2019. All amounts are shown on a pre-tax basis and opening balances are restated for exchange adjustments and to correspond with subsequent regulatory filings and calculations.

Timing over/(under)-recoveries (£ million)	2019	2018
Balance at start of year (restated)[1]	299	175
In-year over/(under)-recovery	108	104
Balance at end of year	407	279

[1] March 2018 opening balances adjusted to correspond with 2017/18 regulatory filings and calculations

Timing under-recoveries of £77 million in UK Electricity Transmission and £38 million in UK Gas Transmission were more than offset by timing over-recoveries of £223 million in US Regulated. In calculating the post-tax effect of these timing recoveries, we impute a tax rate, based on the regional marginal tax rates, consistent with the relative mix of UK and US balances. For the year ended 31 March 2019, this tax rate was 34%.

Major storm costs

We also take account of the impact of major storm costs in the US where the aggregate amount is sufficiently material in any given year. Such costs (net of certain deductibles) are recoverable under our rate plans but are expensed as incurred under IFRS. Accordingly, where the total incurred cost (after deductibles) exceeds $100 million in any given year, we exclude the net amount from underlying earnings. In 2017/18 we faced a challenging winter with the October wind storm and three nor'easters. During 2018/19 we experienced bad weather events across the year, with storms, unusually, in April and May as well as during the winter months.

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National Grid 2018/19 Full Year Results Statement

Segmental income statement

The following tables set out the income statement on adjusted and underlying bases.

	Adjusted operating profit			Underlying operating profit		
£ million	2019	2018	change %	2019	2018	change %
UK Electricity Transmission	1,015	1,041	(2)	1,092	1,055	4
UK Gas Transmission	303	487	(38)	341	505	(32)
US Regulated	1,724	1,698	2	1,594	1,704	(6)
NGV and Other activities	400	231	73	400	231	73
Total operating profit	3,442	3,457	-	3,427	3,495	(2)
Net finance costs	(993)	(1,001)	(1)	(993)	(1,001)	(1)
Share of post-tax results of JVs and associates	40	44	(9)	40	44	(9)
Profit before tax	2,489	2,500	-	2,474	2,538	(3)
Tax	(488)	(584)	(16)	(476)	(593)	(20)
Profit after tax	2,001	1,916	4	1,998	1,945	3
EPS	59.0p	55.3p	7	58.9p	56.2p	5

The statutory operating profit for all three reportable segments fell in the year primarily as a result of the £624 million exceptional charges referred to earlier. The reasons for the movements in underlying operating profit are described in the Business Review.

Financing costs and tax

Net finance costs

Underlying net finance costs for the year were slightly lower than last year at nearly £1 billion, the cost of higher average net debt being offset by lower RPI rates and the efficient use of low-cost commercial paper. The effective interest rate on treasury managed debt was 4.3%.

Joint ventures and associates

The Group's share of net profits from joint ventures and associates fell marginally.

Tax

The underlying effective tax rate of 19.6% was 420 bps lower than last year mainly because of the full-year effect of the reduction in the US federal corporate tax rate following implementation of the Tax Cuts and Jobs Act of 2017. The tax charge benefited from the release of reserves following settlement of tax audits relating to earlier years and gains on chargeable disposals which are offset by previously unrecognised capital losses.

Discontinued operations

In November 2018, we announced our decision to exercise our put option over our entire 39% interest in Cadent, and the sale is expected to complete in June 2019 for approximately £2 billion. As described further in note 9, we have treated all items of income and expense relating to Cadent within discontinued operations and re-presented the prior year accordingly. The statutory income for the year of £12 million principally reflects £23 million of interest on shareholder loans net of £5 million tax and £5 million share of post-tax loss of Quadgas.

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National Grid 2018/19 Full Year Results Statement

Cash flow, net debt and funding

Net debt is the aggregate of cash and cash equivalents, borrowings, current financial and other investments and derivatives (excluding commodity contract derivatives and the fair value of the put options in relation to Quadgas). Adjusted net debt is principally adjusted for pension deficits and hybrid debt instruments. For a full reconciliation see page 68.

The following table summarises the Group's cash flow for the year, reconciling this to the change in net debt.

Summary cash flow statement £ million	2019	2018	change %
Cash generated from:			
Continuing operations	4,464	4,702	(5)
Discontinued operations	85	(56)	252
Total cash generated	4,549	4,646	(2)
Net capital investment	(4,135)	(4,098)	1
Dividends from JVs and associates	68	69	(1)
Business net cash flow	482	617	(22)
Net interest paid	(846)	(823)	3
Net tax (paid)/received	(75)	8	n/a
Ordinary dividends and share buyback costs	(1,160)	(1,494)	(22)
Return of capital	-	(4,010)	n/a
Other cash movements	2	162	(99)
Net cash flow	(1,597)	(5,540)	(71)
Non-cash movements	(1,930)	1,812	(206)
(Increase)/decrease in net debt	(3,527)	(3,728)	(5)
Net debt at start of year	(23,002)	(19,274)	19
Net debt at end of year	(26,529)	(23,002)	15

Cash flow generated from continuing operations was £4.5 billion, £0.2 billion lower than last year as a result of cash expended on exceptional items, partly offset by lower pension contributions and provision related outflows. Cash expended on investment activities increased for the reasons described above. Net interest paid increased mainly due to the growth in net debt, partly offset by interest income received in the year. The Group moved into a tax-paying position. A 26% scrip take-up reduced the cash dividend and, considering the high asset growth rate, we did not buy back any shares this year. Last year's return of capital related to the special dividend and share buybacks following the sale of the majority interest in UK Gas Distribution. Non-cash movements primarily reflect changes in the sterling/dollar exchange rate, accretions on index-linked debt and other derivative fair value movements.

Overall, the increase in net debt was driven by continuing high levels of capital investment and the impact of a stronger US dollar on the translation of US dollar-denominated debt. As at 31 March 2019, the Group maintained approximately $21 billion of its total financial liabilities denominated in US dollars as a substantial hedge of foreign exchange movements in the value of its US businesses.

During the year, we raised £2.9 billion of new long-term debt including fourteen bond issues. The Group remains well funded as it enters 2019/20. The three major credit rating agencies – Moody's, Standard & Poor's and Fitch – have all maintained their strong investment grade ratings of National Grid plc on stable outlook.

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National Grid 2018/19 Full Year Results Statement

BUSINESS REVIEW

In addition to IFRS based profit measures, National Grid calculates a number of additional regulatory performance metrics to aid understanding of the performance of the regulated businesses. These metrics aim to reflect the impact of performance in the current year on future regulatory revenue allowances. This includes the creation of future regulatory revenue adjustment balances and the impact of current year performance on the regulated asset base. These metrics also seek to remove the impacts on current year revenues relating to "catch up" or "sharing" of elements of prior year performance, for example the sharing of prior year efficiencies with customers.

These metrics include Return on Equity, Regulated Financial Performance and Regulated Asset Value or Regulated Rate Base. Further detail on these is provided on pages 69 to 75.

Year ended 31 March	Regulatory Debt:Equity	Achieved Return on Equity		Base or Allowed Return on Equity	
%	assumption	2019	2018	2019	2018
UK Electricity Transmission	60:40	13.7	13.1	10.2	10.2
UK Gas Transmission	62.5:37.5	9.5	10.0	10.0	10.0
UK Weighted Average		12.4	12.1	10.1	10.1
US Regulated	avg. 50:50	8.8	8.9	9.4	9.4
Group		11.8	12.3		

As at 31 March	RAV, Rate Base or other business assets		Total Regulated and other balances	
(£ million, at constant currency)	2019	2018[1]	2019	2018[1]
UK Electricity Transmission	13,537	13,045	13,302	12,676
UK Gas Transmission	6,155	5,960	6,112	5,855
US Regulated	17,565	16,087	19,463	18,007
Total regulated	37,257	35,092	38,877	36,538
NGV and Other activities	2,815	2,300	2,657	1,957
Group regulated and other balances	40,072	37,392	41,534	38,495

[1] Restated to include opening balance adjustments following the completion of the regulatory reporting process in 2018 and finalisation of US balances.

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National Grid 2018/19 Full Year Results Statement

UK ELECTRICITY TRANSMISSION

2018/19 Overview

UK Electricity Transmission continued to perform well in 2018/19, maintaining a focus on safe, reliable, innovative and efficient operations.

We achieved an excellent network reliability of 99.999984% during the year, while maintaining a strong safety performance. We also met our customer satisfaction targets, where we achieved a score of 7.9 against a baseline target of 6.9, set by Ofgem for reward or penalty under RIIO.

The business continued to deliver complex engineering projects of all sizes across the UK, including refurbishing 279 km of overhead line and replacing 160 circuit breakers in 2018/19. Delivering these safely, on time and to budget is something that is fundamental to the success of our business, and we remain committed to delivering improvements and increased productivity year-on-year.

During the year, we completed the first new overhead line route in England and Wales since 2003. The Canterbury to Richborough connection is a 21-km route that was built after obtaining consents in only 15 months, enabling the connection of the Nemo Link to the Grid.

We also secured funding of £116 million for a Visual Impact Provision (VIP) scheme in Dorset, a project to underground over 5 miles of overhead line and remove 22 pylons. We also continued to progress our other VIP projects in the Peak District and Snowdonia National Parks.

Regulated Returns and Financial Performance reflect efficiency and incentive delivery

Return on Equity above base levels

RoE for the year, normalised for a long-run inflation rate of 3%, was 13.7% compared with a regulatory assumption, used in calculating the original revenue allowance, of 10.2%. The principal components of the difference are shown in the table below:

Year ended 31 March	2019	2018
Base return (including avg. 3% long-run inflation)	10.2	10.2
Totex incentive mechanism	2.3	1.8
Other revenue incentives	0.5	0.4
Return including in year incentive performance	13.0	12.4
Pre-determined additional allowances	0.7	0.7
Return on Equity	13.7	13.1

RoE increased 60 bps year-on-year, driven by a continued focus on innovation and efficiency, as well as the additional cyber and physical security allowances from reopener filings in September. Other revenue incentives, at 50 basis points, was also higher than last year driven by performance improvements across customer, stakeholder, reliability and the System Operator. Additional allowances contributed 70 basis points of performance, in line with last year.

The improved totex performance in the year principally reflects efficiencies and innovative engineering within the capital investment programme in relation to both load and non-load related projects. We aim to deliver the outputs and essential maintenance required by the RIIO framework in a sustainable and efficient way to deliver best value for consumers and shareholders.

We continued to deliver good performance under the stakeholder engagement and customer satisfaction incentives and we continue to work to identify opportunities for future outperformance across these areas.

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National Grid 2018/19 Full Year Results Statement

Investment activities in 2018/19

Capital investment in UK Electricity Transmission was £925 million, £74 million lower than the prior year. This was primarily due to lower load related spend.

The business continued to seek improved totex efficiency in its investment through a combination of innovation and process simplification. This focus on engineering for best value while maintaining safety standards ensures consumer bills are kept as low as possible and supports attractive levels of asset growth through the creation of performance RAV. Overall, investment in the year reflected £667 million of non-load related investment whilst load related spend was £258 million.

Regulated Financial Performance up 8% year-on-year

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the business' regulatory arrangements when presenting financial performance.

Regulated financial performance for UK Electricity Transmission increased to £1,361 million from £1,262 million. The year-on-year increase primarily reflects underlying asset growth and improved achieved RoE.

Reconciliation of regulated financial performance to operating profit (£ million)	2019	2018	% change
Operating profit	1,015	1,041	(2)
Movement in other regulated assets and liabilities	174	51	241
Deferred tax adjustment	64	70	(9)
RAV indexation (avg. 3% long-run inflation)	391	374	5
Regulatory v IFRS depreciation difference	(394)	(377)	5
Fast money/other	72	69	4
Pensions	(51)	(49)	4
Performance RAV created	90	83	8
Regulated Financial Performance	1,361	1,262	8

Regulated Financial Position up 5.1%

In the year, RAV grew by 3.8%, a decrease on last year's growth rate driven by lower RAV indexation (2.4% 2018/19 versus 3.3% 2017/18).

	2019	2018
Opening Regulated Asset Value (RAV)[1]	13,045	12,479
Asset additions (aka slow money) (actual)	967	918
Performance RAV or assets created	90	83
Inflation adjustment (actual RPI)	321	417
Depreciation and amortisation	(886)	(852)
Closing RAV	13,537	13,045
Opening balance of other regulated assets and (liabilities)	(410)	(445)
Movement	175	51
Closing balance	(235)	(394)
Closing Regulated Financial Position	13,302	12,651

[1] March 2018 opening balances adjusted to correspond with 2017/18 regulatory filings and calculations

Regulatory and other business developments

As highlighted in the 2018/19 Overview sections, Ofgem issued the sector specific consultation for the RIIO-T2 consultation process in December 2018. For further background and information, please refer to the Overview section on page 5.

21

National Grid 2018/19 Full Year Results Statement We have also reached another milestone with the legal separation of the Electricity System Operator (ESO) from 1 April 2019, representing another step forward in the evolution of the energy industry. To ensure appropriate ring-fencing between itself and the rest of the National Grid Group, the company is governed by its own board of directors which includes three independent directors. As the ESO, we continue to help facilitate the move to a lower carbon economy while simultaneously delivering safe, reliable and affordable energy to the end consumer. In May 2019, new records were set as the system operated without coal for over a week. On Hinkley-Seabank, we have already started the project in accordance with our contract with EDF. Ofgem continue to develop the necessary licence modifications to introduce the Competition Proxy Model. As we have stated previously, we continue to believe this model is not in the long-term interests of consumers and investors. We will wait to see the final proposed modification to our licence, before taking a decision on the appropriate next steps. Future activities and outlook UK Electricity Transmission expects to continue to deliver good returns and asset growth in 2019/20 with opportunities for the business to deliver continued strong outperformance led by totex and other incentives. The business will continue to focus on using process improvements, efficiency and innovation to deliver the RIIO outputs at the lowest sustainable cash cost, generating savings for consumers and shareholders. The business expects to generate savings from finding new and innovative ways to maintain, repair and replace its assets. National Grid expects UK Electricity Transmission capital investment in 2019/20 to increase versus 2018/19 levels. The majority of our capital expenditure will be non-load related, including the replacement of existing assets, system upgrades and improvements to site safety and visual amenity. The load related spend mainly includes the connection of new generation sources. The business expects to continue to deliver growth in RAV, including the benefit of efficiencies, above the rate of inflation in 2019/20. 22

National Grid 2018/19 Full Year Results Statement

APPENDIX to UK ELECTRICITY TRANSMISSION

Revenue and Costs in 2018/19 on an IFRS basis

UK Electricity Transmission statutory revenue and costs have decreased by approximately £1.0 billion following adoption of IFRS15, which we applied with effect from 1 April 2018. Revenues we collect from customers but pass onto the Scottish and Offshore transmission operators at nil margin are now excluded from both revenue and operating costs (in 2017/18, £1,027 million is reported in relation to these revenues on a gross basis). There were £137 million of exceptional costs related to the cancellation of nuclear connections (net of termination income) and £100 million in relation to our cost-efficiency and restructuring programme.

UK Electricity Transmission underlying operating profit increased by 4%. Net revenues were higher, reflecting the annual RPI uplift and increased incentive income. Regulated controllable costs were slightly higher, with efficiency savings partly offsetting the costs of separating the Electricity System Operator, higher IT costs and inflation. Post-retirement benefit costs were little changed year-on-year. Other costs were higher principally related to bad debt provisions against income recognised on early termination of connections.

The increase in depreciation and amortisation charges reflects the ongoing investment driven growth in the asset base.

UK Electricity Transmission (£ million)	2019	2018	% change
Revenue	3,351	4,154	(19)
Operating costs	(2,573)	(3,113)	(17)
Statutory operating profit	778	1,041	(25)
Exceptional items	237	-	n/a
Adjusted operating profit	1,015	1,041	(2)
Timing	77	14	n/a
Underlying operating profit	1,092	1,055	4
Net revenue (excl. timing)	2,031	1,925	6
Regulated controllable costs	(332)	(321)	3
Post-retirement benefits	(49)	(50)	(2)
Other operating costs	(65)	(24)	171
Depreciation and amortisation	(493)	(475)	4
Underlying operating profit	1,092	1,055	4
Timing	(77)	(14)	n/a
Adjusted operating profit	1,015	1,041	(2)

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National Grid 2018/19 Full Year Results Statement

UK GAS TRANSMISSION

2018/19 Overview

In 2018/19 UK Gas Transmission performed in line with expectations with a strong safety performance. We achieved an excellent network reliability of 99.9896% during the year, although below our target of 100% due to one event at Didcot Power Station which meant gas flows were restricted over 3 days. We also met our customer satisfaction targets, where we achieved a score of 7.8 against a baseline target of 6.9, which is set by Ofgem for reward or penalty under RIIO.

Our tunnel under the Humber Estuary for our Feeder 9 replacement project, which will be the world's longest tunnelled river crossing, is 75% complete, with the overall Feeder 9 project being the largest single investment in our gas infrastructure in a decade.

During the year, we have continued to work with our customers to meet their needs and deliver successful outcomes for all parties. This was demonstrated with HS2 holding up our TX-05 Diversion project at Leamington as an example following the successful diversions we have delivered. The project came in under budget with an excellent safety record and no LTIs. We have also successfully delivered gas off-takes for Centrica as part of their construction of new fast response generating facilities at Peterborough and Brigg. The existing single gas supply was converted into a dual supply and was completed ahead of schedule through collaborative effort.

Return on Equity lower than base levels

RoE for the year, using a long-run inflation rate of 3%, was 9.5%. The principal components of the performance are shown in the table below.

Year ended 31 March	2019	2018
Base return (including avg. 3% long-run inflation)	10.0	10.0
Totex incentive mechanism	(1.1)	(0.8)
Other revenue incentives	1.2	1.2
Return including in year incentive performance	10.1	10.4
Pre-determined additional allowances	(0.6)	(0.4)
Return on Equity	9.5	10.0

The RoE was 50 bps lower than 2017/18, mainly reflecting the lower compressor allowances awarded in the RIIO-T1 re-opener decision in September. Other incentive performance was strong as network performance continued to benefit from our investment programme.

Regulated Financial Performance in line with 2018

The regulated financial performance calculation adjusts reported operating profit to reflect the impact of the business' regulatory arrangements when presenting financial performance. Regulated financial performance for UK Gas Transmission was lower than prior year at £443 million reflecting an increased asset base, offset by a lower operational achieved RoE.

Reconciliation of regulated financial performance to operating profit (£ million)	2019	2018	% change
Operating profit	303	487	(38)
Movement in other regulated assets and liabilities	68	(91)	n/a
Deferred tax adjustment	8	18	(56)
RAV indexation (3% long-run avg.)	179	173	3
Regulatory v IFRS depreciation difference	(42)	(29)	45
Fast money/other	(10)	(11)	(9)
Pensions	(33)	(32)	3
Performance RAV created	(30)	(16)	88
Regulated Financial Performance	443	499	(11)

24

National Grid 2018/19 Full Year Results Statement

Regulated Financial Position increased 3.8%

RAV increased 3.3% in the year, compared to 4.5% in 2017/18. The reduction in growth reflects lower RPI uplift.

£ million	2019	2018
Opening Regulated Asset Value (RAV) [1]	5,960	5,755
Asset additions (aka slow money) (actual)	302	304
Performance RAV or assets created	(30)	(16)
Inflation adjustment (actual RPI)	146	194
Depreciation and amortisation	(223)	(223)
Closing RAV	6,155	6,014
Opening balance of other regulated assets and (liabilities) [1]	(111)	(34)
Movement	68	(91)
Closing balance	(43)	(125)
Closing Regulated Financial Position	6,112	5,889

[1] March 2018 opening balances adjusted to correspond with 2017/18 regulatory filings and calculations.

Investment activities in 2018/19 focussed on asset health

UK Gas Transmission invested £308 million during the year, broadly in line with the investment made in 2017/18. This was driven by the continued spend on the Feeder 9 project under the Humber Estuary, where tunnelling commenced in June 2018 and is currently 75% complete.

Regulatory and other business developments

As highlighted in the 2018/19 Overview sections, Ofgem issued the sector specific consultation for the RIIO-T2 consultation process in December 2018. For further background and information, please refer to the Overview section on page 5.

In May 2018 we made a number of submissions to Ofgem as part of the re-opener window, which forms part of the RIIO-T1 framework. While we were pleased to receive additional funding for physical and cyber security, as well as allowances for the Feeder 9 project, we were disappointed not to receive the funding we believed was necessary to upgrade our compressor fleet to meet emissions targets. As a result, we have revisited our planned schedule of works and have developed an integrated plan to invest in our compressor fleet to deliver the most cost-effective network solution. This solution is designed to meet the current and future needs of our customers and support environmental sustainability. We are also working with Ofgem on future funding.

Future activities and outlook

UK Gas Transmission expects returns to remain in line with the allowed level, with continued incentive performance offset by higher totex spend compared to our allowances.

Capital investment in UK Gas Transmission in 2019/20 is expected to be slightly lower compared to 2018/19 reflecting lower asset health spend, offset by compressor reengineering projects as well as the continued delivery of the Feeder 9 project. Regulated asset value is expected to grow above the rate of inflation in 2019/20.

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National Grid 2018/19 Full Year Results Statement

APPENDIX to UK GAS TRANSMISSION

Revenue and Costs in 2018/19 on an IFRS basis

UK Gas Transmission underlying operating profit fell by 32%. Net revenues were lower, reflecting the expected refund of revenues previously received in respect of the proposed Avonmouth pipeline project that is no longer required. Regulated controllable costs were almost flat, with efficiency savings offsetting higher IT run-the-business costs and inflation. Post-retirement costs increased year-on-year, mainly related to the Guaranteed Minimum Pension (GMP) equalisation ruling in October 2018. Other costs were higher due to prior year provision releases.

The depreciation charge was lower following a detailed review of asset lives in the period.

UK Gas Transmission (£ million)	2019	2018	% change
Revenue	896	1,091	(18)
Operating costs	(629)	(604)	4
Statutory operating profit	267	487	(45)
Exceptional items	36	-	n/a
Adjusted operating profit	303	487	(38)
Timing	38	18	111
Underlying operating profit	341	505	(32)
Net revenue (excl. timing)	707	852	(17)
Regulated controllable costs	(144)	(146)	(1)
Post-retirement benefits	(27)	(18)	50
Other operating costs	(14)	11	n/a
Depreciation and amortisation	(181)	(194)	(7)
Underlying operating profit	341	505	(32)
Timing	(38)	(18)	111
Adjusted operating profit	303	487	(38)

26

National Grid 2018/19 Full Year Results Statement US REGULATED OPERATIONS 2018/19 Overview National Grid’s US Regulated business continued to make good progress during 2018/19, achieving increased levels of investment and delivering two new rate agreements. We responded to a number of major storms both within and outside our service territories and continued to focus on driving improved safety performance. We achieved an excellent network reliability of 99.995% across our electric distribution business during the year, and 99.952% across our electric transmission business. We developed safety, health and environment (SHE) Business Management Standards (BMS) to apply to all areas across our business, and implemented SHE plans at local levels to address current risks and injury trends. We also launched our first-annual Safety Culture Survey to assess and benchmark our Safety Culture and to establish programs and initiatives to promote safety. We continue to focus on key risk and hazard mitigation strategies in 2019/20. Major storms We have continued to maintain excellent reliability across our networks this year, despite significant winter storms in the US. The efforts that we have made to significantly change and improve our speed of restoration means that we are now able to reconnect the majority of our customers in less than 24 hours. Return on Equity We achieved an RoE of 8.8% in our US business, representing 93% of our allowed returns. We achieved good performance in most of our operating companies, however we experienced higher costs in the year with more minor storms, additional safety compliance spend in New York, and costs of restoring service following a gas interruption in Rhode Island. Another year of significant capital investment The US Regulated business invested $3.5 billion in 2018/19, resulting in rate base growth of 9.2%, up 180 basis points on last year. As part of this investment, we accelerated capex in our New York businesses and achieved a small level of incentives. This is demonstrated by our Gardenville substation modernisation project near Buffalo in upstate New York. This $100 million project is expected to significantly improve customer reliability and operational performance of our network in the region, as well as provide increased capacity to support future economic development in Buffalo. 27

National Grid 2018/19 Full Year Results Statement

Regulated Financial Position

Overall, the US rate base increased by $1,924 million (9%) to $22,863 million driven by capital expenditure partially offset by depreciation and deferred tax movements.

US Regulated Assets ($ billion as at 31 March)

	2019	2018[1]	% change
Rate Base excl. working capital (w/c)	22.1	20.2	9
Working capital in Rate Base	0.8	0.7	14
Total Rate Base	22.9	20.9	9
Reg. assets outside Rate Base excl. w/c	2.2	2.1	5
Working capital outside Rate Base	0.2	0.4	(50)
Total regulated assets outside Rate Base	2.4	2.5	(4)
Total US Regulated Assets	25.3	23.4	8

£ billion as at 31 March

	2019	2018	% change
Total US Regulated Assets at actual currency	19.5	16.7	17
Total US Regulated Assets at constant currency	19.5	18.0	8

[1] 2018 represented to include opening balance adjustments following finalisation of US balances

Financial performance

US Regulated (£ million)	2019	2018	2018 at constant currency	% change at constant currency
Revenue	9,846	9,272	9,644	2
Operating costs	(8,421)	(7,538)	(7,841)	7
Statutory operating profit	1,425	1,734	1,803	(21)
Exceptional items	351	(26)	(27)	n/a
Remeasurements	(52)	(10)	(10)	n/a
Adjusted operating profit	1,724	1,698	1,766	(2)
Timing	(223)	(136)	(141)	58
Major storm costs	93	142	148	(37)
Underlying operating profit	1,594	1,704	1,773	(10)
Net revenue (excl. timing)	5,645	5,332	5,546	2
Regulated controllable costs	(1,895)	(1,720)	(1,789)	6
Post-retirement benefits	(94)	(96)	(100)	(6)
Bad debt expense	(146)	(100)	(104)	40
Other operating costs	(1,216)	(1,077)	(1,120)	9
Depreciation and amortisation	(700)	(635)	(660)	6
Underlying operating profit	1,594	1,704	1,773	(10)
Timing over-recovery	223	136	141	58
Major storm costs	(93)	(142)	(148)	(37)
Adjusted operating profit	1,724	1,698	1,766	(2)

US Regulated statutory operating profit fell and statutory cost increased principally as a result of the Massachusetts Gas labour dispute costs of £283 million and £68 million of restructuring costs.

US Regulated underlying operating profit fell by 10% at constant currency. Net revenues increased as the full year benefit of rate case increments came into effect, partly offset by the impact of US tax reform (as the billing tariffs now reflect lower tax requirements) and the adoption of IFRS15, under which

28

National Grid 2018/19 Full Year Results Statement customer connections revenues are now recognised over the life of the asset, rather than on completion of works. A stronger US dollar increased underlying operating profit by £69 million in the year. US Regulated controllable costs increased as a result of workload increases agreed with regulators, the Rhode Island gas interruption, and additional safety compliance work in New York. Bad debt expense increased as a result of higher receivables, including commodity charges. Other operating costs were higher due to more expenditure on ‘minor’ storms (non-deferrable) and increased cost of removal. Depreciation and amortisation charges increased in line with the strong growth in asset base driven by the high level of capital investment. US timing over-recoveries mainly related to collection of the 2017/18 build-up of commodity deferrals offset by lower NYSERDA over-recoveries. There were lower major storm costs incurred in 2018/19 than in the prior year. Regulatory and other business developments National Grid works collaboratively with regulators and other stakeholders to ensure the necessary investments are made to construct and maintain safe and reliable networks, while managing costs to customers. Where appropriate, National Grid continues to propose further projects and initiatives to provide benefits to customers through the use of new technology or by facilitating the transition to a low carbon economy. On Rhode Island, we agreed a 3-year settlement from September 2018, which allows us an RoE of 9.3%, an increase in our annual capex allowance to $240 million, and the inclusion of between 30 and 50 basis points of incentive performance targets. In our Massachusetts Gas business we were awarded an allowed return of 9.5% and an annual capex allowance of $413 million, ensuring that we can continue the vital pipeline replacement and safety works we are undertaking. We are also helping to further New York’s clean energy goals, with a filing in November for smart meter infrastructure. We have requested $650 million to install over 2.3 million gas and electric meters between 2021 and 2024. In November, we submitted proposals for Massachusetts Electric that will allow for up to a 5-year settlement. This will provide good visibility on the funding of investment plans and allow for annual inflationary cost increases, offset by efficiency savings. As part of this filing, we have included a request for funding for over 17,000 electric vehicle charging points and the installation of a 14MW battery storage system, both of which help to advance the state’s decarbonisation goals. We have also asked for an RoE of 10.5% and investment of $300 million, an increase of $50 million on the existing rate plan. We anticipate new rates in October this year. For KEDNY and KEDLI, we have submitted a request for a combined annual capex allowance of $1.5billion. This is a 50% step up from the existing allowances and has been driven by a number of factors, namely (a) the need for increased pipeline replacement, (b) enhancements to pipeline safety, (c) improved system resilience, and (d) the modernisation of LNG facilities. Importantly, the filing also includes proposals to support a low-carbon energy future. This includes developing a green gas tariff and projects to facilitate the increased use of renewable natural gas. Our four-year proposal includes a year one RoE of 9.65%, and we expect rates to come into effect from April 2020. Multi-year rate plans will be a building block for our future rate plan filings, as they will provide greater visibility for the company, cost efficiencies that benefit customers, and create outperformance opportunities through new incentives. 29

National Grid 2018/19 Full Year Results Statement

Future activities and outlook

The 2019/20 outlook for National Grid's US Regulated activities remains positive. We will see the full benefit from the new rate cases agreed for Narragansett Electric and Gas, and Massachusetts Gas. We anticipate an outcome on the rate case filed for Massachusetts Electric in October.

We expect to invest significantly over the next three years in our US business. The higher level of investment is already benefitting our rate base growth with increased growth this year of 9.2%.

	Return on Equity				Rate Base ($m) as at 31 March		
Regulated Entity	FY19	FY18	FY17	Allowed most recent (%)	2019	2018[1]	% change
KEDNY	6.2	9.0	8.2	9.0	3,711	3,159	17
KEDLI	9.9	10.1	9.5	9.0	2,630	2,355	12
NMPC Gas	9.8	7.9	6.6	9.0	1,266	1,167	8
NMPC Electric	9.4	8.8	8.5	9.0	5,358	5,000	7
Total New York	8.6	9.0	8.4	9.0	12,965	11,681	11
Massachusetts Gas	7.4	6.6	7.7	9.5	2,761	2,488	11
Massachusetts Electric	7.8	9.0	4.3	9.9	2,564	2,457	4
Total Massachusetts	7.6	7.8	6.0	9.7	5,325	4,945	8
Narragansett Gas	4.7	8.4	9.4	9.3	887	745	19
Narragansett Electric	10.7	5.6	6.2	9.3	779	740	5
Total Rhode Island	7.7	6.9	7.7	9.3	1,666	1,485	12
Long Island Generation	14.2	13.5	12.0	9.9	454	410	11
New England Power	11.0	11.0	11.1	10.6	1,630	1,667	(2)
Narragansett Electric Transmission	11.3	11.5	11.4	10.6	744	721	3
Canadian Interconnector & Other	13.0	13.0	13.0	13.0	79	30	163
Total FERC	11.5	11.5	11.3	10.5	2,907	2,828	3
TOTAL US REGULATED	8.8	8.9	8.2	9.4	22,863	20,939	9

[1] 2018 re-presented to include opening balance adjustments following finalisation of US balances

30

National Grid 2018/19 Full Year Results Statement

NGV AND OTHER ACTIVITIES

(£ million)	Operating profit 2019	2018	2018 at constant currency	change % at constant currency	Capital investment 2019	2018	2018 at constant currency	change % at constant currency
Metering	153	155	155	(1)	57	53	53	8
Interconnectors	64	65	65	(2)	252	126	126	100
Grain LNG	74	76	76	(3)	8	7	7	14
Other	(28)	(62)	(64)	(56)	6	-	-	n/a
Total NGV	263	234	232	13	323	186	186	74
Property	181	84	84	115	10	14	14	(29)
Corporate and other activities[1]	(44)	(87)	(89)	(51)	163	141	146	12
Total Other	137	(3)	(5)	n/a	173	155	160	8
Total NGV and Other	400	231	227	76	496	341	346	43

[1] 2018/19 includes £52m of capital investment related to NG Partners

Joint ventures and associates

(£ million)	Share of post-tax results 2019	2018	2018 at constant currency	change % at constant currency	Capital investment 2019	2018	2018 at constant currency	change % at constant currency
Interconnectors	29	35	35	(17)	52	113	113	(54)
Millennium	18	13	14	29	52	13	14	271
Sunrun	8	4	4	100	0	38	40	(100)
Other	(2)	1	1	(300)	17	13	14	21
Total NGV	53	53	54	(2)	121	177	181	(33)
Total Other	(13)	(9)	(9)	44	6	-	-	n/a
Joint Ventures and Associates	40	35	36	(25)	127	177	181	(30)

NATIONAL GRID VENTURES

NGV operating profit was 13% higher year-on-year at constant currency reflecting lower costs incurred setting up our new business compared to 2017/18. Last year also included an impairment of land value.

Metering profits continue expected decline; cash flows remain strong

The metering business continues to see a decline in meter rental income driven by the government mandated smart meter rollout programme, albeit slower than expected. We now own 9.9 million gas meters, down 1.2 million on the prior year.

Grain LNG profit steady

National Grid's LNG import terminal on the Isle of Grain continues to deliver a consistent level of operating profit which is backed by long-term 'take or pay' capacity contracts with suppliers.

31

National Grid 2018/19 Full Year Results Statement Nemo Link operational, BritNed interconnector in line with expectations Construction and commissioning of Nemo Link was completed during the year, with the interconnector becoming operational on 31 January 2019. As expected, our share of BritNed profit after tax was £9million lower year-on-year, driven by reduced price arbitrage between the UK and continental Europe. Good progress on IFA2 and NSL, final investment decision taken on Viking Construction continues on IFA2 and NSL, which remain on track to be operational in 2019/20 and 2021/22 respectively. The convertor stations construction on IFA2 is going well and over 50 km of cable has now been laid. NSL has made good progress, with over 270 km of cable now laid. The final investment decision on Viking, the interconnector to Denmark, was taken in September. All planning approvals and land rights have been obtained and construction will start in 2019/20. Geronimo Energy In March, we entered into an agreement to acquire Geronimo Energy, a leading clean energy developer based in Minneapolis. We are also entering into a joint venture with Washington State Investment Board (WSIB) to own a 51% share in 378MW of solar and wind generation, projects developed by Geronimo. Both transactions are expected to close in June 2019. This is our first meaningful step into developing renewable generation in the US, providing us with a potential pipeline of over 6GW of solar and onshore wind projects at different stages of development. Geronimo Energy have already developed over 2.2GW of generation, backed by long term PPAs. The joint venture with WSIB gives optionality and flexibility to hold projects jointly with WSIB, or, if warranted, sell projects to third parties. This investment is consistent with our long-term strategy of evolving the Group for the future. OTHER ACTIVITIES The Property business delivered a strong performance aided by the sale of the Fulham site to the St William joint venture. Corporate activities include a benefit of £95 million this year of legal settlements to recover costs associated with a US systems implementation, partly offset by costs related to the GMP equalisation ruling in the UK High Court in October 2018 and higher IT-related costs. Capital investment increased, reflecting investment by NG Partners in new companies, which will provide benefits to our core business in future. National Grid Partners In November 2018, we set up National Grid Partners, a venture capital fund to invest in a smarter and more renewable energy future. National Grid Partners is the utility industry’s first Silicon Valley-based venture capital and innovation firm. It has invested in 14 portfolio companies during the year. Future activities and outlook Looking ahead, our interconnector investment will step up again next year as spend on NSL ramps up and we continue with the investment on our second French interconnector, IFA2. Capital investment on Viking is planned to increase over the next two years, with the link expected to be completed in 2023. Total investment in our four interconnector projects, including Nemo, is expected to be around £2.1 billion, with around £0.7 billion deployed to date. As these projects become operational their EBITDA contribution will increase, with approximately £100 million in 2021/22 increasing to approximately £250 million from 2024/25 onwards. 32

National Grid 2018/19 Full Year Results Statement PROVISIONAL FINANCIAL TIMETABLE Date Event 16 May 2019 2018/19 Preliminary Results 30 May 2019 Ordinary shares and ADRs go ex-dividend for 2018/19 final dividend 31 May 2019 Record date for 2018/19 final dividend 6 June 2019 Scrip reference price announced 17 July 2019 (5pm London time) Scrip election date 29 July 2019 Annual General Meeting 14 August 2019 2018/19 final dividend paid to qualifying shareholders 14 November 2019 2019/20 half year results 27 November 2019 ADRs go ex-dividend 28 November 2019 Ordinary shares go ex-dividend 29 November 2019 Record date for 2019/20 interim dividend 5 December 2019 Scrip reference price announced 16 December 2019 (5pm London Scrip election date for 2019/20 interim dividend time) 15 January 2020 2019/20 interim dividend paid to qualifying shareholders 33

National Grid 2018/19 Full Year Results Statement American Depositary Receipt (ADR) Deposit Agreement National Grid amended the deposit agreement under which the ADRs representing its ordinary shares are issued to allow a fee of up to $0.05 per ADR to be charged for any cash distribution made to ADR holders, including cash dividends. ADR holders who receive cash in relation to the 2018/19 final dividend will be charged a fee of $0.02 per ADR, by the Depositary prior to distribution of the cash dividend. CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward- looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union; announcements from and decisions by governmental bodies or regulators, including proposals relating to the RIIO-T2 price controls as well as increased political and economic uncertainty;; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supplies; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 193 to 196 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2018 published on 8 November 2018. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. 34

National Grid 2018/19 Full Year Results Statement

Consolidated income statement
for the years ended 31 March

2019	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Continuing operations				
Revenue	2(a),3	14,933	-	14,933
Operating costs	4	(11,491)	(572)	(12,063)
Operating profit	2(b)	3,442	(572)	2,870
Finance income	4,5	73	15	88
Finance costs	4,5	(1,066)	(91)	(1,157)
Share of post-tax results of joint ventures and associates		40	-	40
Profit before tax	2(b)	2,489	(648)	1,841
Tax	4,6	(488)	149	(339)
Profit after tax from continuing operations		2,001	(499)	1,502
Profit after tax from discontinued operations	9	57	(45)	12
Total profit for the year (continuing and discontinued)		2,058	(544)	1,514
Attributable to:				
Equity shareholders of the parent		2,055	(544)	1,511
Non-controlling interests[1]		3	-	3
Earnings per share (pence)				
Basic earnings per share (continuing)	7			44.3
Diluted earnings per share (continuing)	7			44.1
Basic earnings per share (continuing and discontinued)	7			44.6
Diluted earnings per share (continuing and discontinued)	7			44.4

1. The non-controlling interests for the year ended 31 March 2019 relate to continuing operations.

2018[1]	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements £m	Total £m
Continuing operations				
Revenue	2(a),3	15,250	-	15,250
Operating costs	4	(11,793)	36	(11,757
Operating profit	2(b)	3,457	36	3,493
Finance income	4,5	127	-	127
Finance costs	4,5	(1,128)	119	(1,009
Share of post-tax results of joint ventures and associates	4	44	5	49
Profit before tax	2(b)	2,500	160	2,660
Tax	4,6	(584)	1,473	889
Profit after tax from continuing operations		1,916	1,633	3,549
Profit after tax from discontinued operations	9	145	(143)	2
Total profit for the year (continuing and discontinued)		2,061	1,490	3,551
Attributable to:				
Equity shareholders of the parent		2,060	1,490	3,550
Non-controlling interests[2]		1	-	1
Earnings per share (pence)				
Basic earnings per share (continuing)	7			102.5
Diluted earnings per share (continuing)	7			102.1
Basic earnings per share (continuing and discontinued)	7			102.6
Diluted earnings per share (continuing and discontinued)	7			102.1

1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 9).
2. The non-controlling interests for the year ended 31 March 2018 relate to continuing operations.

35

National Grid 2018/19 Full Year Results Statement Consolidated statement of comprehensive income for the years ended 31 March 2019 2018¹ Notes £m £m Profit after tax from continuing operations 1,502 3,549 Other comprehensive income from continuing operations Items from continuing operations that will never be reclassified to profit or loss: Remeasurement gains on pension assets and post-retirement benefit obligations 68 1,313 Net gains on financial liability designated at fair value through profit and loss attributable to changes in own credit risk 7 - Net losses in respect of cash flow hedging of capital expenditure (13) - Tax on items that will never be reclassified to profit or loss (15) (530) Total items from continuing operations that will never be reclassified to profit or loss 47 783 Items from continuing operations that may be reclassified subsequently to profit or loss: Exchange adjustments 347 (505) Net (losses)/gains in respect of cash flow hedges and cost of hedging (147) 19 Transferred from/(to) profit or loss in respect of cash flow hedges and cost of hedging 41 (3) Net (losses)/gains on available-for-sale investments - (30) Transferred to profit or loss on sale of available-for-sale investments - (73) Net gains on investment in debt instruments measured at fair value through other comprehensive income 2 - Share of other comprehensive income of associates, net of tax 1 - Tax on items that may be reclassified subsequently to profit or loss 12 33 Total items from continuing operations that may be reclassified subsequently to profit or loss 256 (559) Other comprehensive income for the year, net of tax from continuing operations 303 224 Other comprehensive income for the year, net of tax from discontinued operations² 9 36 147 Other comprehensive income for the year, net of tax 339 371 Total comprehensive income for the year from continuing operations 1,805 3,773 Total comprehensive income for the year from discontinued operations 9 48 149 Total comprehensive income for the year 1,853 3,922 Attributable to: Equity shareholders of the parent From continuing operations 1,801 3,773 From discontinued operations 48 149 1,849 3,922 Non-controlling interests From continuing operations 4 - 1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo Limited as a discontinued operation in the current period (see note 9). 2. The other comprehensive income from discontinued operations relates to the items of other comprehensive income of Cadent (investment through Quadgas HoldCo Limited), comprising £35 million (2018: £142 million) remeasurement gains on pension assets and post- retirement benefit obligations and a £1 million (2018: £5 million) net gain in respect of cash flow hedges. Both items are shown net of tax. 36

National Grid 2018/19 Full Year Results Statement

Consolidated statement of changes in equity
for the years ended 31 March

	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 31 March 2017	449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the year	-	-	3,550	-	3,550	1	3,551
Other comprehensive income/(loss) for the year	-	-	925	(553)	372	(1)	371
Total comprehensive income/(loss) for the year	-	-	4,475	(553)	3,922	-	3,922
Equity dividends	-	-	(4,487)	-	(4,487)	-	(4,487)
Scrip dividend-related share issue[1]	3	(3)	-	-	-	-	-
Purchase of treasury shares	-	-	(1,017)	-	(1,017)	-	(1,017)
Issue of treasury shares	-	-	33	-	33	-	33
Purchase of own shares	-	-	(5)	-	(5)	-	(5)
Share-based payments	-	-	16	-	16	-	16
Tax on share-based payments	-	-	2	-	2	-	2
At 31 March 2018 (as previously reported)	452	1,321	21,599	(4,540)	18,832	16	18,848
Impact of transition to IFRS 9 and IFRS 15[2]	-	-	(268)	72	(196)	-	(196)
At 1 April 2018 (as restated)	452	1,321	21,331	(4,468)	18,636	16	18,652
Profit for the year	-	-	1,511	-	1,511	3	1,514
Other comprehensive income for the year	-	-	89	249	338	1	339
Total comprehensive income for the year	-	-	1,600	249	1,849	4	1,853
Equity dividends	-	-	(1,160)	-	(1,160)	-	(1,160)
Scrip dividend-related share issue[1]	6	(7)	-	-	(1)	-	(1)
Issue of treasury shares	-	-	18	-	18	-	18
Purchase of own shares	-	-	(2)	-	(2)	-	(2)
Share-based payments	-	-	27	-	27	-	27
Cash flow hedges transferred to the statement of financial position, net of tax	-	-	-	(18)	(18)	-	(18)
At 31 March 2019	458	1,314	21,814	(4,237)	19,349	20	19,369

1. Included within the share premium account are costs associated with scrip dividends.
2. For further details of the impact of the transition to IFRS 9 and IFRS 15, see note 13.

37

National Grid 2018/19 Full Year Results Statement Consolidated statement of financial position as at 31 March 2019 2018 Notes £m £m Non-current assets Goodwill 5,869 5,444 Other intangible assets 1,084 899 Property, plant and equipment 43,913 39,853 Other non-current assets 264 115 Pension assets 10 1,567 1,409 Financial and other investments 667 899 Investments in joint ventures and associates 608 2,168 Derivative financial assets 1,045 1,319 Total non-current assets 55,017 52,106 Current assets Inventories and current intangible assets 370 341 Trade and other receivables 3,153 2,798 Current tax assets 126 114 Financial and other investments 1,981 2,694 Derivative financial assets 108 405 Cash and cash equivalents 252 329 Assets held for sale 9 1,956 - Total current assets 7,946 6,681 Total assets 62,963 58,787 Current liabilities Borrowings (4,472) (4,447) Derivative financial liabilities (350) (401) Trade and other payables (3,769) (3,453) Contract liabilities (61) - Current tax liabilities (161) (123) Provisions (316) (273) Total current liabilities (9,129) (8,697) Non-current liabilities Borrowings (24,258) (22,178) Derivative financial liabilities (833) (660) Other non-current liabilities (808) (1,317) Contract liabilities (933) - Deferred tax liabilities (3,965) (3,636) Pensions and other post-retirement benefit obligations 10 (1,785) (1,672) Provisions (1,883) (1,779) Total non-current liabilities (34,465) (31,242) Total liabilities (43,594) (39,939) Net assets 19,369 18,848 Equity Share capital 458 452 Share premium account 1,314 1,321 Retained earnings 21,814 21,599 Other equity reserves (4,237) (4,540) Total shareholders’ equity 19,349 18,832 Non-controlling interests 20 16 Total equity 19,369 18,848 38

National Grid 2018/19 Full Year Results Statement Consolidated cash flow statement for the years ended 31 March 2019 2018¹ Notes £m £m Cash flows from operating activities Total operating profit from continuing operations 2(b) 2,870 3,493 Adjustments for: Exceptional items and remeasurements 4 572 (36) Depreciation, amortisation and impairment 1,588 1,530 Share-based payments 27 16 Changes in working capital 40 118 Changes in provisions (110) (206) Changes in pensions and other post-retirement benefit obligations (123) (239) Cash flows relating to exceptional items (400) 26 Cash generated from operations – continuing operations 4,464 4,702 Tax (paid)/recovered (75) 8 Net cash inflow from operating activities – continuing operations 4,389 4,710 Net cash used in operating activities – discontinued operations 9 (71) (207) Cash flows from investing activities Acquisition of financial investments (89) (2) Investments in joint ventures and associates (143) (129) Loans to joint ventures and associates (31) (68) Disposal of financial investments 18 134 Disposal of 61% interest in UK Gas Distribution - (20) Purchases of intangible assets (306) (173) Purchases of property, plant and equipment (3,635) (3,738) Disposals of property, plant and equipment 38 10 Dividends received from joint ventures and associates 68 69 Interest received 68 30 Net movements in short-term financial investments 822 5,953 Net cash flow (used in)/from investing activities – continuing operations (3,190) 2,066 Net cash flow from investing activities – discontinued operations2 9 156 171 Cash flows from financing activities 9 Purchase of treasury shares - (1,017) Proceeds from issue of treasury shares 17 33 Purchase of own shares (2) (5) Proceeds received from loans 2,932 1,941 Repayment of loans (1,969) (2,156) Net movements in short-term borrowings and derivatives (268) (772) Interest paid (914) (853) Dividends paid to shareholders (1,160) (4,487) Net cash flow used in financing activities – continuing operations (1,364) (7,316) Net cash flow used in financing activities – discontinued operations 9 - (231) Net decrease in cash and cash equivalents 11 (80) (807) Exchange movements 3 (3) Cash and cash equivalents at start of year 329 1,139 Cash and cash equivalents at end of year 12 252 329 1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas HoldCo limited as a discontinued operation in the period (see note 9). 2. Receipt of dividends from Quadgas HoldCo Limited of £133 million (2018: £144 million) and interest of £23 million (2018: £27 million). 39

National Grid 2018/19 Full Year Results Statement Notes 1. Basis of preparation and new accounting standards, interpretations and amendments The full year financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006, has been derived from the statutory accounts for the year ended 31 March 2019, which will be filed with the Registrar of Companies in due course. Statutory accounts for the year ended 31 March 2018 have been filed with the Registrar of Companies. The auditors’ report on each of these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006. The full year financial information has been prepared in accordance with the accounting policies applicable for the year ended 31 March 2019 which are consistent with those applied in the preparation of our accounts for the year ended 31 March 2018, with the exception of the new standards adopted during the year. Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. We continue to use a columnar presentation as we consider it improves the clarity of the presentation, and assists users of the financial statements to understand the results. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period. Treatment of interests in Quadgas HoldCo Limited (Quadgas) – Discontinued operations and held for sale Following the Group’s disposal of a 61% controlling stake in the UK Gas Distribution business on 31 March 2017, we have decided to exercise the options over the retained 39% interest in the business (held through Quadgas) and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals. Accordingly, our interests have been classified as held for sale with effect from 30 June 2018. Refer to note 9 for further details. We have also treated the results of the disposal group as a discontinued operation in the consolidated income statement for the current year and we have restated our prior year comparatives for 2018 on the same basis. The reclassification impacts the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows, as well as earnings per share (EPS) split between continuing and discontinued operations. New accounting standards adopted in the year The Group adopted IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ with effect from 1 April 2018. We have applied the modified retrospective approach permitted in the Standards whereby prior year comparatives have not been restated on adoption. Instead, the cumulative transition adjustments are reflected through reserves. Refer to note 13 for full details of the impact and transition adjustments arising on adoption. The following standards, interpretations and amendments, issued by the IASB as adopted by the IFRS Interpretations Committee (IFRIC), and as adopted by the EU, are effective for the year ended 31 March 2019. None of the pronouncements had a material impact on the Company’s consolidated results or assets and liabilities for the year ended 31 March 2019. The Group has also adopted the following amendments to standards, which have had no material impact on the Group’s results or financial statement disclosure: • Annual improvements to IFRSs 2014-2016 Cycle; • Amendments to IFRS 2 ‘Share-based payment’; and • IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’. 40

National Grid 2018/19 Full Year Results Statement 1. Basis of preparation and new accounting standards, interpretations and amendments continued New accounting standards not yet adopted The Group has considered the impact of the following new IFRS standards or interpretations that have not yet been adopted: i) IFRS 16 ‘Leases’ IFRS 16 ‘Leases’ is effective for National Grid for the year ending 31 March 2020. IFRS 16 introduces a single lease accounting model for lessees (rather than the current distinction between operating and finance leases). The new standard will result in our operating leases being accounted for in the consolidated statement of financial position as ‘right-of-use’ assets with corresponding lease liabilities also recognised. It will therefore increase both our assets and liabilities (including net debt). In future periods, this will change the timing and presentation in the income statement as it will result in an increase in finance costs and depreciation largely offset by a reduction in the previously straight- line operating costs. We will apply IFRS 16 with effect from 1 April 2019 using the modified retrospective approach. Comparatives will not be restated on adoption. Instead, a cumulative adjustment to our opening statement of financial position will be reflected in retained earnings. On transition, the Group expects to recognise additional right-of-use assets and lease liabilities (which are included within net debt) of approximately £0.4 billion at 1 April 2019 with no material additional net deferred tax. This is in addition to the £0.2 billion of finance leases already recognised on the consolidated statement of financial position under IAS 17. There will be no material net impact on net assets. Accordingly, the Group does not expect the impact of IFRS 16 on profit after tax as a result of adopting the new standard to be material. However, it will result in an increase in operating profit due to the operating costs now being replaced with depreciation and interest charges. We expect operating cash flows to increase and financing cash flows to decrease by less than £0.1 billion, because repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities rather than operating cash flows. ii) Other In addition, the following new accounting standards and amendments to existing standards have been issued but are not yet effective or have not yet been endorsed by the EU: • IFRIC 23 ‘Uncertainty over Income Tax Treatments’; • Amendments to IAS 28: ‘Investments in associates – Long-term interests in associates and joint ventures’; • Annual Improvements to IFRS Standards 2015-2017 Cycle; • IFRS 17 ‘Insurance Contracts’; • Amendments to IAS 19 ‘Employee Benefits’; • Amendments to IFRS 3 ‘Business Combinations’; • Amendments to the References to the Conceptual Framework; and • Amendments to IAS 1 and IAS 8: Definition of material. Effective dates remain subject to the EU endorsement process. The Group is currently assessing the impact of the above standards, but they are not expected to have a material impact. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective. Date of approval This announcement was approved by the Board of Directors on 15 May 2019. 41

National Grid 2018/19 Full Year Results Statement

2. Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid's chief operating decision maker (as defined by IFRS 8 'Operating Segments') and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our three principal businesses are reported to the Board of Directors and are accordingly treated as reportable operating segments. All other operating segments are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	The high-voltage electricity transmission networks in England and Wales and Great Britain system operator.
UK Gas Transmission	The high-pressure gas transmission networks in Great Britain and system operator in Great Britain.
US Regulated	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

The National Grid Ventures (NGV) operating segment represents our key strategic growth area outside our regulated core business in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at the Isle of Grain in the UK and electricity interconnectors, with a focus on investment and future activities in emerging growth areas. NGV does not currently meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. However, certain additional disclosure is included in the footnotes below.

Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group's investments in technology and innovation companies through National Grid Partners.

The segmental information is presented in relation to continuing operations only and therefore does not include the profits and losses relating to our interest in Quadgas for 2018 and 2019 or those associated with UK Gas Distribution (see note 9).

(a) Revenue

	2019			2018		
	Total sales £m	Sales between segments £m	Sales to third parties £m	Total sales £m	Sales between segments £m	Sales to third parties £m
Operating segments – continuing operations:						
UK Electricity Transmission	3,351	(20)	3,331	4,154	(28)	4,126
UK Gas Transmission	896	(12)	884	1,091	(9)	1,082
US Regulated	9,846	-	9,846	9,272	-	9,272
NGV and Other[1]	876	(4)	872	776	(6)	770
Total revenue from continuing operations	14,969	(36)	14,933	15,293	(43)	15,250
Split by geographical areas – continuing operations:						
UK			5,045			5,938
US			9,888			9,312
			14,933			15,250

1. Included within NGV and Other is £597 million (2018: £593 million) of revenue relating to NGV.

42

National Grid 2018/19 Full Year Results Statement

2. Segmental analysis continued

(b) Operating profit

A reconciliation of the operating segments' measure of profit to profit before tax from continuing operations is provided below. Further details of the exceptional items and remeasurements are provided in note 4.

	Before exceptional items and remeasurements		After exceptional items and remeasurements	
	2019 £m	2018[1] £m	2019 £m	2018[1] £m
Operating segments – continuing operations:				
UK Electricity Transmission	1,015	1,041	778	1,041
UK Gas Transmission	303	487	267	487
US Regulated	1,724	1,698	1,425	1,734
NGV and Other[2]	400	231	400	231
Total operating profit from continuing operations	3,442	3,457	2,870	3,493
Split by geographical area – continuing operations:				
UK	1,695	1,840	1,422	1,840
US	1,747	1,617	1,448	1,653
	3,442	3,457	2,870	3,493

Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. Operating exceptional items and remeasurements of £237 million charge (2018: £nil) detailed in note 4 are attributable to UK Electricity Transmission; £36 million charge (2018: £nil) to UK Gas Transmission; £299 million charge (2018: £36 million gain) to US Regulated; and £nil (2018: £nil) to NGV and Other.

Reconciliation to profit before tax:				
Operating profit from continuing operations	3,442	3,457	2,870	3,493
Finance income	73	127	88	127
Finance costs	(1,066)	(1,128)	(1,157)	(1,009)
Share of post-tax results of joint ventures and associates	40	44	40	49
Profit before tax from continuing operations	2,489	2,500	1,841	2,660

1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 9).
2. Included within NGV and Other is £263 million (2018: £234 million) of operating profit (both before and after exceptional items and remeasurements) relating to NGV. Also included in this balance for the year ended 31 March 2019 is £181 million (2018: £84 million) of operating profit in relation to the Property business.
3. NGV and Other includes gains of £95 million (2018: £nil) in relation to cash received in respect of two legal settlements.

43

National Grid 2018/19 Full Year Results Statement

2. Segmental analysis continued

(c) Capital expenditure

	Net book value of property, plant and equipment, and other intangible assets		Capital expenditure[1]		Depreciation, amortisation and impairment	
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Operating segments:						
UK Electricity Transmission	13,288	13,028	925	999	(628)	(475)
UK Gas Transmission	4,412	4,280	308	310	(181)	(194)
US Regulated	24,542	20,953	2,650	2,424	(700)	(635)
NGV and Other[2]	2,755	2,491	438	341	(226)	(226)
Total from continuing operations	44,997	40,752	4,321	4,074	(1,735)	(1,530)
Split by geographical area – continuing operations:						
UK	19,343	18,772	1,584	1,527	(931)	(804)
US	25,654	21,980	2,737	2,547	(804)	(726)
	44,997	40,752	4,321	4,074	(1,735)	(1,530)
Asset type:						
Property, plant and equipment	43,913	39,853	4,015	3,901	(1,560)	(1,392)
Non-current intangible assets	1,084	899	306	173	(175)	(138)
Total from continuing operations	44,997	40,752	4,321	4,074	(1,735)	(1,530)

1. Represents additions to property, plant and equipment and non-current intangibles but excludes additional investments in and loans to joint ventures and associates.
2. Included within NGV and Other are assets with a net book value of £1,635 million (2018: £1,454 million), capital expenditure of £317 million (2018: £186 million) and depreciation amortisation and impairment of £114 million (2018: £143 million) relating to NGV.

Total non-current assets other than financial instruments and pension assets located in the UK and US were £30,072 million and £21,787 million respectively as at 31 March 2019 (31 March 2018: UK £20,816 million, US £27,663 million).

44

National Grid 2018/19 Full Year Results Statement 3. Revenue Revenue arises in the course of the ordinary activities and principally comprises: • transmission services; • distribution services; and • generation services. Transmission services, distribution services and certain other services (excluding rental income but including metering) fall within the scope of IFRS 15 ‘Revenue from Contracts with Customers’, whereas generation services are accounted for under the leasing standard as rental income, presented within revenue. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties and valued added tax. The Group recognises revenue when it transfers control over a product or service to a customer. IFRS 15 was effective from 1 April 2018. As explained in note 13, the standard has been applied prospectively and therefore the analysis below is only provided for the current period. The impact of adoption on the opening consolidated statement of financial position and reserves is disclosed in note 13, with the main change to profit being in relation to customer connection income in the UK Electricity Transmission and US Regulated businesses. Note 13 includes the quantification of the impact for the year if revenue were still to have been accounted for under IAS 18, which arises from a change in the recognition of receipts from other UK network owners (and has no impact on profit). The following is a description of principal activities, by reportable segment, from which the Group generates its revenue. For more detailed information about our segments, see note 2. (a) UK Electricity Transmission The UK Electricity Transmission segment principally generates revenue by providing electricity transmission services (both as transmission owner in England and Wales and system operator in Great Britain). Our business operates as a monopoly regulated by Ofgem, which has established price control mechanisms that set the amount of annual allowed returns our business can earn. The IFRS revenues we record are principally a function of volumes and price. Price is determined prior to our financial year end with reference to the regulated allowed returns and estimated annual volumes. Where revenue received or receivable exceeds the maximum amount permitted by regulatory agreement, adjustments will be made to future prices to reflect this over-recovery. No liability is recognised as such an adjustment to future prices relates to the provision of future services. Similarly, no asset is recognised where a regulatory agreement permits adjustments to be made to future prices in respect of an under-recovery. As part of our regulatory agreements we are entitled to recover certain costs directly from customers (pass-through costs). These amounts are included in the overall calculation of allowed revenue as stipulated by regulatory agreements. The transmission of high-voltage electricity encompasses the following principal services: • the supply of high-voltage electricity (including both transmission and system operator charges); and • construction work (principally for connections). For the supply of high-voltage electricity, revenue is recognised based on capacity and volumes. Our performance obligation is satisfied over time as our customers make use of our network. We bill monthly in arrears and our payment terms are up to 60 days. For construction work relating to connections, customers can either pay over the useful life of the connection or upfront. Revenue is recognised over time, as we provide access to our network, and where the customer pays upfront, revenues are deferred and released over the life of the connection. For other construction where there is no consideration for any future services, for example diversions (being the re- routing of network assets at our customers’ request), revenues are recognised as the construction work is completed. 45

National Grid 2018/19 Full Year Results Statement 3. Revenue continued (b) UK Gas Transmission The UK Gas Transmission segment of the Group principally generates revenue by providing gas transmission services to our customers (both as transmission owner and as system operator) in Great Britain. Similar to our UK Electricity transmission business, our business operates as a monopoly regulated by Ofgem. The price control mechanism in place that determines our annual allowances is also similar, as is the way in which revenue is recorded. The transmission of gas encompasses the following principal services: • the supply of high-pressure gas (including both transmission and system operator charges); and • construction work (principally for connections). For the supply of high-pressure gas, revenue is recognised based on capacity and volumes. Our performance obligation is satisfied over time as our customers make use of our network, and we bill monthly in arrears with payment terms of up to 45 days. For construction work relating to connections, customers pay for the connection upfront. Revenue is recognised over time, as we provide access to our network. Where revenues are received upfront, they are deferred and released over the life of the connection. For other construction where there is no consideration for any future services (such as diversions), revenues are recognised when the construction work is completed. (c) US Regulated The US Regulated segments of the Group principally generate revenue by providing gas and electricity distribution services in New York and New England, high voltage electricity transmission services in New York and New England, and electricity generation in New York. Distribution services Provision of gas and electric distribution services in New York and New England. This comprises the following principal services: • Gas and electricity distribution: revenue is recognised based on usage (over time) by customers and billed monthly. Payment terms are 30 days. • Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred over the life of the asset. Transmission services Provision of electricity transmission services to customers and operation of electricity transmission facilities. Our principal services are: • Electricity transmission: revenue is recognised based on usage by customers (over time) and billed monthly. Payment terms are 30 days. • Connections: revenue is recognised over time, as we provide access to our network. Where payments are made upfront, they are deferred over the life of the asset. Electricity generation Provision of energy services and supply capacity to produce energy for the use of customers of the Long Island Power Authority (LIPA) through a power supply agreement. This falls within the scope of the leasing standard, where we act as lessor with rental income being recorded as other income, which forms part of total revenue. 46

National Grid 2018/19 Full Year Results Statement

3. Revenue continued

d) NGV and Other

NGV and Other includes electricity interconnectors, LNG at Grain, commercial metering, property sales and rental income, and insurance.

The Group recognises revenue from transmission services through interconnectors and from LNG at Grain by means of customers' use of capacity and volumes. Revenue is recognised over time and is billed monthly. Payment terms are 30 days.

Other revenue in the scope of IFRS 15 principally includes revenues from our metering businesses. Revenue is recognised over time and is billed monthly. Payment terms are 30 days.

Other revenue, recognised in accordance with standards other than IFRS 15, includes property sales by our UK commercial property business and rental income. Property sales are recorded at a point in time (when the sale is legally completed) and rental income is recorded over time.

In the following tables, revenue is disaggregated by primary geographical market and major service lines. The table reconciles disaggregated revenue with the Group's reportable segments (see note 2).

Revenue for the year ended 31 March 2019	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	NGV and Other £m	Total £m
Revenue under IFRS 15					
Transmission	3,325	833	370	313	4,841
Distribution	-	-	8,941	-	8,941
Other	-	-	-	284	284
Total IFRS 15 revenue	3,325	833	9,311	597	14,066
Other revenue					
Generation	-	-	367	-	367
Other	6	51	168	275	500
Total other revenue	6	51	535	275	867
Total revenue from continuing operations	3,331	884	9,846	872	14,933

Revenue to be recognised in future periods, presented as contract liabilities of £994 million, relates to contributions in aid of construction. Revenue is recognised over the life of the asset. The asset lives for connections in UK Electricity Transmission, UK Gas Transmission and US Regulated are 40 years, 36 years (to 2055) and up to 47 years respectively. The weighted average amortisation period is 43 years.

Future revenues in relation to unfulfilled performance obligations not yet received in cash amount to £3.5 billion. £1.6 billion relates to connection contracts in UK Electricity Transmission which will be recognised as revenue over 30 years and £1.8 billion relates to revenues to be earned under LNG at Grain contracts over 11 years. The remaining amount will be recognised as revenue over 5 years.

The amount of revenue recognised for the year ended 31 March 2019 from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to the changes in the estimate of the stage of completion, is £nil.

47

National Grid 2018/19 Full Year Results Statement

4. Exceptional items and remeasurements

To monitor our financial performance, we use a profit measure that excludes certain income and expenses. We call that measure 'business performance' or 'adjusted profit'. Business performance (which excludes exceptional items and remeasurements as defined below) is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. We exclude items from business performance because, if included, these items could distort understanding of our performance for the year and the comparability between periods. This note analyses these items, which are included in our results for the year but are excluded from business performance.

	2019 £m	2018[1] £m
Included within operating profit		
Exceptional items:		
Cost efficiency and restructuring programmes	(204)	-
Massachusetts Gas labour dispute	(283)	-
Impairment of nuclear connection development costs	(137)	-
Final settlement of LIPA MSA Transition	-	26
	(624)	26
Remeasurements – commodity contract derivatives	52	10
	(572)	36
Included within finance income and costs		
Remeasurements:		
Net (losses)/gains on derivative financial instruments	(40)	119
Net gains on financial assets at fair value through profit and loss	15	-
Net losses on financial liabilities at fair value through profit and loss	(51)	-
	(76)	119
Included within share of post-tax results of joint ventures and associates		
Deferred tax arising on the reduction in US corporation tax rate	-	5
Total included within profit before tax	(648)	160
Included within tax		
Exceptional items – credits arising on items not included in profit before tax:		
Deferred tax arising on the reduction in the US corporation tax rate	-	1,510
Tax on exceptional items	144	(9)
Tax on remeasurements	5	(28)
	149	1,473
Total exceptional items and remeasurements after tax	(499)	1,633
Analysis of total exceptional items and remeasurements after tax		
Exceptional items after tax	(480)	1,532
Remeasurements after tax	(19)	101
Total exceptional items and remeasurements after tax	(499)	1,633

1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 9).

Exceptional items

Management uses an exceptional items framework that has been discussed and approved by the Audit Committee. This follows a three-step process which considers the nature of the event, the financial materiality involved and any particular facts and circumstances. In considering the nature of the event, management focuses on whether the event is within the Group's control and how frequently such an event typically occurs. In determining the facts and circumstances, management considers factors such as ensuring consistent treatment between favourable and unfavourable transactions, the precedent for similar items, the number of periods over which costs will be spread or gains earned, and the commercial context for the particular transaction.

48

National Grid 2018/19 Full Year Results Statement 4. Exceptional items and remeasurements continued Items of income or expense that are considered by management for designation as exceptional items include significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, gains or losses on disposals of businesses or investments and significant debt redemption costs as a consequence of transactions such as significant disposals or issues of equity, and the related tax as well as deferred tax arising on changes to corporation tax rates. Costs arising from restructuring programmes include redundancy costs. Redundancy costs are charged to the consolidated income statement in the year in which a commitment is made to incur the costs and the main features of the restructuring plan have been announced to affected employees. 2019 In assessing certain items of income and expenditure against our exceptional items framework, we have concluded that the costs associated with the Massachusetts Gas labour dispute (£283 million), our cost efficiency and restructuring programme (£204 million) and impairments relating to two nuclear connection cancellations (£137 million) should be treated as exceptional (as described further below). We also considered whether the £95 million income from two legal settlements received in the period should be classified as exceptional. However, we concluded it was appropriate to recognise the income in earnings before exceptional items (within NGV and Other Activities), in line with the treatment of the original costs. Cost efficiency and restructuring programmes: Our UK and US businesses incurred restructuring charges as we reviewed organisational structures, operational activities and relevant roles and responsibilities to ensure we are able to operate more efficiently and to continue to drive outperformance for customers and shareholders. In the UK these reviews were largely completed during the first half of the year, and we reported a £127 million exceptional charge at 30 September, reflecting £100 million in severance and associated planning and support costs. A net charge of £52 million relating to pension costs is recognised within this amount. No significant additional operational costs have been incurred in the UK since 30 September 2018; however, during the second half of the year we commenced an equivalent programme for our US core business, which has resulted in a charge of £68 million, relating to severance and lease terminations following a decision to exit certain of our properties in New York City. The cash outflow for the year was £93 million. Massachusetts Gas labour dispute: On 25 June 2018, National Grid implemented a workforce contingency plan across its Massachusetts Gas business following the expiration of contracts for the 1,250 members of the existing workforce. In early January 2019 we reached agreement with the two unions over employment terms and conditions, with affected staff members returning to work in late January 2019. Throughout the duration of the labour dispute, we employed experienced contractors alongside supervisors and workers from other areas of our business to ensure work continued safely, and external contractor activity returned to normal levels in February 2019. In presenting this year’s financial statements, we have excluded the net incremental cost of £283 million on the basis that this ensures adjusted earnings presents a clear view of the financial performance of the US regulated business had the workforce contingency plan not been implemented. The total cash outflow related to the labour dispute was £320 million for the year. Impairment of nuclear connection development costs: In November 2018 Toshiba announced the cancellation of its NuGen project to build a new nuclear power station at Moorside in Cumbria, and on 23 November 2018, NuGen terminated its connection agreement with UK Electricity Transmission. On 15 February 2019, Hitachi terminated its connection agreements in respect of its Horizon projects at Wylfa and Oldbury. As there is no realistic prospect of these schemes continuing in their present form, we have concluded that it is appropriate to impair the assets we had been developing for over 10 years. After deducting cash inflows relating to termination fees received of £13 million, the net impairment charge was £137 million. 2018 During the year, the Group reached an agreement with LIPA on an amount in final settlement of receivables and payables that arose following the cessation of the Management Services Agreement with LIPA in December 2013. The settlement resulted in a gain of £26 million, which has been recorded as exceptional, consistent with the treatment of gains and losses on the original transaction. 49

National Grid 2018/19 Full Year Results Statement 4. Exceptional items and remeasurements continued Remeasurements Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain of our financial assets and liabilities accounted for at fair value through profit and loss (FVTPL). Consistent with prior periods, in the current period these assets and liabilities include commodity contract derivatives and financial derivative instruments to the extent that hedge accounting is not achieved or is not effective. Following the adoption of IFRS 9 in the current period, this year we have also classified the unrealised gains or losses reported in profit and loss on certain additional assets and liabilities now treated at FVTPL within remeasurements. These relate to the financial assets (which fail the “solely payments of principal and interest test” under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and certain financial liabilities which we elected to designate at FVTPL on transition. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control. We report unrealised gains or losses relating to certain discrete classes of financial assets accounted for at FVTPL within business performance. These comprise our portfolio of investments made by National Grid Partners, and our investment in Sunrun Neptune 2016 LLC (within NGV). The performance of these assets (including changes in fair value) are included in our assessment of business performance for the relevant business units. Remeasurements excluded from business performance are made up of the following categories: i. Net gains/(losses) on commodity contract derivatives represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that is required to be measured at fair value and does not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. ii. Net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the consolidated income statement in relation to our debt financing and foreign exchange hedging of the investment funds held by our insurance captives. These exclude gains and losses for which hedge accounting has been effective, and have been recognised directly in the consolidated statement of other comprehensive income or are offset by adjustments to the carrying value of debt. iii. Net gains/(losses) on financial assets measured at FVTPL comprise gains/(losses) on the investment funds held by our insurance captives which are categorised as FVTPL. iv. Net gains/(losses) on financial liabilities measured at FVTPL comprises the change in the fair value (excluding changes due to own credit risk) of a financial liability that has been designated at FVTPL on transition to IFRS 9 to reduce a measurement mismatch. Items included within tax The Finance Act 2016, which was enacted on 15 September 2016, reduced the main rate of UK corporation tax to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate for the years ended 31 March 2019 and 31 March 2018. 2018 The Tax Cuts and Jobs Act (Tax Reform), which was enacted on 22 December 2017, reduced the US corporate tax rate from 35% to 21% with effect from 1 January 2018. Deferred taxes at the reporting date have been measured using these enacted tax rates. This resulted in a one-off deferred tax credit in the year ended 31 March 2018. However, we expect the overall impact of Tax Reform to be economically neutral for the Group. 50

National Grid 2018/19 Full Year Results Statement 5. Finance income and costs The Group adopted IFRS 9 with effect from 1 April 2018. The comparatives are not required to be restated and are accounted for in accordance with IAS 39. Following the adoption of IFRS 9, finance income and costs remeasurements include unrealised gains and losses on certain assets and liabilities now treated at FVTPL. The interest income, dividends and interest expense on these items are included in finance income and finance costs before remeasurements, respectively. 2019 2018¹ £m £m Finance income Interest income on financial instruments: Bank deposits and other financial assets 54 54 Dividends received on equities held at fair value through other comprehensive income 2 - Gains on disposal of available-for-sale investments - 73 Other income 17 - 73 127 Finance costs Net interest on pensions and other post-retirement benefit obligations (22) (65) Interest expense on financial liabilities held at amortised cost: ) Bank loans and overdrafts (72) (87) Other borrowings (970) (1,030) Interest expense on financial liabilities held at fair value through profit and loss (20) )- Derivatives (43) 12 Unwinding of discount on provisions (74) (75) Other interest - (11) Less: interest capitalised2 135 128) (1,066) (1,128) Remeasurements – Finance income ) Net gains on financial assets held at fair value through profit and loss 15 - 15 - Remeasurements – Finance costs Net losses on financial liabilities held at fair value through profit and loss (51) - Net (losses)/gains on derivative financial instruments:3 Derivatives designated as hedges for hedge accounting (37) 49 Derivatives not designated as hedges for hedge accounting (3) 70 (91) 119 Total remeasurements – Finance income and costs (76) 119 Finance income 88 127 Finance costs (1,157) (1,009) ) Net finance costs from continuing operations (1,069) (882) 1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation ) in the current period (see note 9). 2. Interest on funding attributable to assets in the course of construction in the current year was capitalised at a rate of 3.9% (2018: 4.1%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £19 million (2018: £20 million). In the US, capitalised interest is added to the cost of plant and qualifies for tax depreciation allowances. 3. Includes a net foreign exchange gain on financing activities of £264 million (2018: £314 million loss) offset by foreign exchange losses and gains on derivative financial instruments measured at fair value. 51

National Grid 2018/19 Full Year Results Statement

6. Tax

Tax charged/(credited) to the consolidated income statement – continuing operations

	2019 £m	2018[1] £m
Tax before exceptional items and remeasurements	488	584
Exceptional tax on items not included in profit before tax (see note 4)	-	(1,510)
Tax on other exceptional items and remeasurements	(149)	37
Tax on total exceptional items and remeasurements	(149)	(1,473)
Total tax charge/(credit) from continuing operations	339	(889)

Tax as a percentage of profit before tax	2019 %	2018[1] %
Before exceptional items and remeasurements – continuing operations	19.6	23.4
After exceptional items and remeasurements – continuing operations	18.4	(33.4)

	2019 £m	2018[1] £m
Current tax:		
UK corporation tax at 19% (2018: 19%)	132	200
UK corporation tax adjustment in respect of prior years	(12)	(18)
	120	182
Overseas corporation tax	8	15
Overseas corporation tax adjustment in respect of prior years	(40)	(4)
	(32)	11
Total current tax from continuing operations	88	193
Deferred tax:		
UK deferred tax	27	65
UK deferred tax adjustment in respect of prior years	2	(2)
	29	63
Overseas deferred tax	208	(1,155)
Overseas deferred tax adjustment in respect of prior years	14	10
	222	(1,145)
Total deferred tax from continuing operations	251	(1,082)
Total tax charge/(credit) from continuing operations	339	(889)

1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 9).

Factors that may affect future tax charges

The main rate of UK corporation tax is reduced to 17% with effect from 1 April 2020. Deferred tax balances have been calculated at this rate.

We will continue to monitor the developments driven by Brexit, the OECD's Base Erosion and Profit Shifting (BEPS) project and European Commission initiatives including fiscal aid investigations. At this time we do not expect this to cause any material impact on our future tax charges.

52

National Grid 2018/19 Full Year Results Statement

7. Earnings per share

Adjusted earnings and earnings per share (EPS), excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items and remeasurements, see note 4. We have included reconciliations from this additional EPS measure to earnings for both basic and diluted EPS to provide additional detail for these items. The EPS calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests. Purchased shares are held as treasury shares.

(a) Basic earnings per share

	Earnings 2019 £m	EPS 2019 pence	Earnings 2018[1] £m	EPS 2018[1] pence
Adjusted earnings from continuing operations	1,998	59.0	1,915	55.3
Exceptional items and remeasurements after tax from continuing operations	(499)	(14.7)	1,633	47.2
Earnings from continuing operations	1,499	44.3	3,548	102.5
Adjusted earnings from discontinued operations	57	1.7	145	4.2
Exceptional items and remeasurements after tax from discontinued operations	(45)	(1.4)	(143)	(4.1)
Earnings from discontinued operations	12	0.3	2	0.1
Total adjusted earnings	2,055	60.7	2,060	59.5
Total exceptional items and remeasurements after tax (including discontinued operations)	(544)	(16.1)	1,490	43.1
Total earnings	1,511	44.6	3,550	102.6

	2019 millions	2018 millions
Weighted average number of ordinary shares – basic	3,386	3,461

(b) Diluted earnings per share

	Earnings 2019 £m	EPS 2019 pence	Earnings 2018[1] £m	EPS 2018[1] pence
Adjusted earnings from continuing operations	1,998	58.8	1,915	55.1
Exceptional items and remeasurements after tax from continuing operations	(499)	(14.7)	1,633	47.0
Earnings from continuing operations	1,499	44.1	3,548	102.1
Adjusted earnings from discontinued operations	57	1.7	145	4.2
Exceptional items and remeasurements after tax from discontinued operations	(45)	(1.4)	(143)	(4.2)
Earnings from discontinued operations	12	0.3	2	-
Total adjusted earnings	2,055	60.5	2,060	59.3
Total exceptional items and remeasurements after tax (including discontinued operations)	(544)	(16.1)	1,490	42.8
Total earnings	1,511	44.4	3,550	102.1

	2019 millions	2018 millions
Weighted average number of ordinary shares – diluted	3,401	3,476

1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period (see note 9).

53

National Grid 2018/19 Full Year Results Statement

8. Dividends

	2019			2018		
	Pence per share	Cash dividend paid £m	Scrip dividend £m	Pence per share	Cash dividend paid £m	Scrip dividend £m
Interim dividend in respect of the current year	16.08	450	94	15.49	346	176
Special dividend	-	-	-	84.375	3,171	-
Final dividend in respect of the prior year	30.44	710	319	29.10	970	33
	46.52	1,160	413	128.965	4,487	209

The Directors are proposing a final dividend for the year ended 31 March 2019 of 31.26p per share that will absorb approximately £1,066 million of shareholders' equity (assuming all amounts are settled in cash). It will be paid on 14 August 2019 to shareholders who are on the register of members at 31 May 2019 (subject to shareholders' approval at the AGM). A scrip dividend will be offered as an alternative.

9. Discontinued operations and assets held for sale

On 31 March 2017, the Group sold 61% of its UK Gas Distribution business to Quadgas BidCo Limited (the Consortium) and retained 39% of the business. At the same time, we and the Consortium also entered into a Further Acquisition Agreement (FAA) in a put/call arrangement to sell a further 14% of our investment in the business between 1 March 2019 and 30 June 2019 (our put, having given at least six months' notice) or between 1 July 2019 to 31 October 2019 (the Consortium's call, having given six months' notice).

On 1 May 2018, we announced that we had entered into a Remaining Acquisition Agreement (RAA) with the Consortium for the remaining 25% stake in the business under an agreement similar to the FAA. The pricing under the RAA is less favourable to the Group than the FAA. However, in all other material aspects, the RAA is similar to the FAA, in particular regarding the windows for the notice to be given and exercise of the put and call options. This resulted in the recognition of a net derivative financial asset with a fair value of £110 million (2018: £110 million) relating to the FAA. The fair value of this derivative was initially determined by comparing the pricing mechanism within the FAA against that of the agreement concerning our remaining 25% interest. The £110 million gain as at 31 March 2018 reflected the pricing differential between the two contracts.

An impairment review of the Group's interests in Quadgas (comprising the FAA derivative, a 39% equity interest and £0.4 billion in shareholder loans) was undertaken, comparing the aggregated carrying value of these interests against the future dividend income and proceeds we would expect to receive under the FAA and RAA. At 31 March 2018, this resulted in a charge of £213 million, recorded as an impairment against the carrying value of the equity, largely offsetting pension accounting gains, and the recognition of the FAA derivative asset.

We have decided to exercise the options over our remaining 39% interest in Cadent and the sale is expected to complete at the end of June 2019, subject to customary regulatory approvals.

The aggregate carrying value of our investment in Quadgas at 31 March 2019 was £2.0 billion (2018: £2.1 billion), determined with reference to the future proceeds expected to be received under the FAA and RAA. This comprises the carrying value of the Group's equity interest in Quadgas of £1.5 billion (2018: £1.6 billion), the shareholder loan to Quadgas of £0.4 billion (2018: £0.4 billion) and the derivatives described above.

Assets held for sale

Under IFRS, the reclassification of assets (and any associated liabilities) as 'held for sale' can only be triggered once the assets are available for sale in their present condition and the sale is 'highly probable'. The highly probable criterion is met when the sale is expected to be completed within a year. We have therefore classified our interests in Quadgas as 'held for sale' with effect from 30 June 2018, since we expect to exit our investment on 30 June 2019. At 31 March 2018, we had no such expectation of sale completion within a year.

54

National Grid 2018/19 Full Year Results Statement

9. Discontinued operations and assets held for sale continued

The aggregate carrying value of the assets and liabilities we will sell amount to £2.0 billion (2018: £2.1 billion), reflecting the total proceeds that remain to be received. No discounting has been applied on the basis that the period to exercise is now less than a year. The value allocated to each element of the Quadgas disposal group at 31 March 2019 is as follows:

- the shareholder loan receivable is valued at par of £0.4 billion;
- the RAA derivative is valued at £nil;
- the FAA derivative asset is valued at £110 million; and
- the residual balance of £1.5 billion has been allocated to the investment in associate.

The RAA and FAA are both level 3 financial instruments. No sensitivity analysis is provided in respect of the FAA and RAA derivatives. The price at which we will exit our interest in Quadgas is fixed and accordingly reflected in the aggregate carrying value of the disposal group. Any change in the fair value of these derivatives at 31 March would have been offset by equal and opposite adjustments to the carrying value of our equity interest, with nil net impact on profit and loss for the year. The notional value of the FAA was £739 million (2018: £739 million) and the notional value of the RAA was £1,087 million.

Treatment as a discontinued operation

We consider that the exercise of our put options is the final stage of the plan to dispose of our interest in the UK Gas Distribution business first announced in 2015, and we have accordingly treated the results and cash flows arising from Quadgas as a discontinued operation in the current year on the basis that the sale forms part of a 'single coordinated plan' to dispose of UK Gas Distribution. As a consequence, we have classified the various elements of income, expense and cash flows within discontinued operations as set out below, with comparatives also re-presented accordingly.

Summary income statement – discontinued operations

The summary income statement for discontinued operations is as follows:

	2019 £m	2018[1] £m
Revenue	-	-
Operating costs	(1)	(41)
Operating loss	(1)	(41)
Net finance income	23	137
Share of post-tax results of joint ventures and associates[2]	(5)	(89)
Profit before tax from discontinued operations	17	7
Tax from discontinued operations	(5)	(5)
Total profit after tax from discontinued operations[3]	12	2

1. Operating costs of £41 million for the year ended 31 March 2018 related to amounts in respect of the disposal of the UK Gas Distribution business, primarily relating to the completion accounts settlement in November 2017. The remainder of the balances relate to the disposal group and have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period.
2. Reflects net of £43 million impairment charge against investment in Quadgas and £38 million share of Quadgas post-tax profits recognised prior to classification as held for sale.
3. Of the total profit after tax from discontinued operations, the £43 million impairment charge against the investment in Quadgas, net operating costs of £1 million and the tax thereon are classified as exceptional items.

55

National Grid 2018/19 Full Year Results Statement 9. Discontinued operations and assets held for sale continued Statement of comprehensive income – discontinued operations The summary statement of comprehensive income for discontinued operations is as follows: 2019 2018¹ £m £m Profit after tax from discontinued operations 12 2 Other comprehensive income Items that will never be reclassified to profit or loss: Share of other comprehensive income of associate, net of tax 36 142 Total items from discontinued operations that will never be reclassified to profit or loss 36 142 Items that may be reclassified subsequently to profit or loss: Share of other comprehensive income of associate, net of tax - 5 Total items from discontinued operations that may be reclassified subsequently to profit or loss - 5 Other comprehensive income for the year, net of tax from discontinued operations 36 147 Total comprehensive income for the year from discontinued operations 48 149 1. Comparatives for 2018 have been re-presented to reflect the classification of our retained interest in Quadgas as a discontinued operation in the current period. Once the assets are treated as ‘held for sale’, equity accounting ceases for our investment in our associate. We therefore ceased to record our share of profits and share of gains/losses recorded within the consolidated statement of other comprehensive income from 30 June 2018. Summary cash flow statement – discontinued operations Cash outflow from operating activities of £71 million (2018: £207 million) primarily related to the payments to Affordable Warmth and professional fees in respect of the disposal of the UK Gas Distribution business. Cash inflows from investing activities of £156 million (2018: £171 million) was comprised of dividends received and interest received on the shareholder loan. There were no cash flows for financing activities in the year. In 2018, net cash flows used in financing activities were £231 million for the settlement of RPI swaps relating to the final stages of the group-wide liability management programme executed as part of sale process. 56

National Grid 2018/19 Full Year Results Statement

10. Pensions and other post-retirement benefit obligations

	2019 £m	2018 £m
Present value of funded obligations	(24,609)	(23,747)
Fair value of plan assets	24,793	23,858
	184	111
Present value of unfunded obligations	(330)	(307)
Other post-employment liabilities	(72)	(67)
Net defined benefit liability	(218)	(263)
Presented in consolidated statement of financial position:		
Liabilities	(1,785)	(1,672)
Assets	1,567	1,409
Net defined benefit liability	(218)	(263)

Key actuarial assumptions	2019	2018
Discount rate - UK past service	2.40%	2.60%
Discount rate - UK future service	2.45%	2.65%
Discount rate - US	3.95%	4.00%
Rate of increase in RPI - past service	3.25%	3.15%
Rate of increase in RPI - future service	3.20%	3.10%

The net pensions and other post-retirement benefit obligations position, as recorded under IAS19, at 31 March 2019 was a liability of £218 million compared to a liability of £263 million at 31 March 2018. The movement of £45 million primarily reflects changes in actuarial assumptions resulting in an increase in liabilities, asset performance being more than the discount rate, and employer contributions paid over the accounting period.

A High Court judgement in October 2018 confirmed that GMP benefits need to be equalised between men and women, and importantly also provided alternative prescribed methods of equalisation. This provides much-needed clarity, as there has been uncertainty in pensions law as it pertains to GMP equalisation. However, schemes cannot directly equalise the GMPs, but need to adjust other benefits in order to achieve this, through correcting the ongoing position and making back-payments to affected members. This is a highly complex issue that will have a significant effect on the eventual cost of providing benefits, as well as significant cost implications in the calculation and implementation of the equalisation method. Under IAS 19 we have estimated the cost of equalising for the impact of GMP under the most cost-effective permissible method to be £34 million, which has been recognised in the consolidated income statement as past service costs.

57

National Grid 2018/19 Full Year Results Statement 11. Reconciliation of net cash flow to movement in net debt 2019 2018 £m £m Decrease in cash and cash equivalents (80) (807) Decrease in financial investments (822) (5,953) (Increase)/decrease in borrowings and related derivatives1 (708) 1,209 Net interest paid on the components of net debt2 866 808 Change in debt resulting from cash flows (744) (4,743) Changes in fair value of financial assets and liabilities and exchange movements (1,648) 2,098 Net interest charge on the components of net debt (1,076) (1,017) Other non-cash movements (27) (66) Movement in net debt (net of related derivative financial instruments) in the year (3,495) (3,728) Net debt (net of related derivative financial instruments) at start of year (23,002) (19,274) Impact of transition to IFRS 9 (32) - Net debt (net of related derivative financial instruments) at end of year (26,529) (23,002) 1. The derivatives balance included in net debt excludes the commodity derivative assets of £2 million (2018: liabilities of £47 million). 2. Excludes £23 million (2018: £27 million) cash interest from the Quadgas shareholder loan included within discontinued operations in the cash flow statement. In the cash flow statement, cash flows from financing activities relating to financing liabilities (proceeds and repayment of loans, net movement in short term borrowings and derivative and interest paid) includes cash outflow on non-debt related items of £24 million (2018: £12 million) and excludes derivative cash inflows in relation to capital expenditure of £13 million (2018: £12 million) and items relating to discontinued operations of £nil (2018: £231 million). 12. Net debt Net debt is comprised as follows: 2019 2018 £m £m Cash, cash equivalents and financial investments 2,233 3,023 Borrowings (28,730) (26,625) Financing derivatives1 (32) 600 (26,529) (23,002) 1. The derivatives balance included in net debt excludes the commodity derivative assets of £2 million (2018: liabilities of £47 million). 13. Transition to IFRS 9 and IFRS 15 The Group has adopted IFRS 9 and IFRS 15 with effect from 1 April 2018. Both standards were applied using the modified retrospective approach whereby comparative amounts have not been restated on transition but a cumulative adjustment has been made to retained earnings in the opening consolidated statement of financial position as at 1 April 2018. The impact of the transition on the opening consolidated statement of financial position is set out in the following table: 58

National Grid 2018/19 Full Year Results Statement

13. Transition to IFRS 9 and IFRS 15 continued

Impact of transition	31 March 2018 As previously reported £m	Transition adjustments IFRS 9 £m	IFRS 15 £m	1 April 2018 £m
Non-current assets				
Goodwill	5,444	-	-	5,444
Other intangible assets	899	-	-	899
Property, plant and equipment	39,853	-	-	39,853
Other non-current assets	115	-	-	115
Pension assets	1,409	-	-	1,409
Financial and other investments	899	-[1]	-	899
Investments in joint ventures and associates	2,168	-	-	2,168
Derivative financial assets	1,319	-	-	1,319
Total non-current assets	52,106	-	-	52,106
Current assets				
Inventories and current intangible assets	341	-	-	341
Trade and other receivables	2,798	-[2]	(3)	2,795
Current tax assets	114	-	2	116
Financial and other investments	2,694	-[1]	-	2,694
Derivative financial assets	405	-	-	405
Cash and cash equivalents	329	-	-	329
Total current assets	6,681	-	(1)	6,680
Total assets	58,787	-	(1)	58,786
Current liabilities				
Borrowings	(4,447)	-	-	(4,447)
Derivative financial liabilities	(401)	-	-	(401)
Trade and other payables	(3,453)	-	59[7]	(3,394)
Contract liabilities	-	-	(53)[7]	(53)
Current tax liabilities	(123)	-	-	(123)
Provisions	(273)	-	-	(273)
Total current liabilities	(8,697)	-	6	(8,691)
Non-current liabilities				
Borrowings	(22,178)	(32)[3]	-	(22,210)
Derivative financial liabilities	(660)	-	-	(660)
Other non-current liabilities	(1,317)	-	567[7]	(750)
Contract liabilities	-	-	(813)[7]	(813)
Deferred tax liabilities	(3,636)	5[4]	72[8]	(3,559)
Pensions and other post-retirement benefit obligations	(1,672)	-	-	(1,672)
Provisions	(1,779)	-	-	(1,779)
Total non-current liabilities	(31,242)	(27)	(174)	(31,443)
Total liabilities	(39,939)	(27)	(168)	(40,134)
Net assets	18,848	(27)	(169)	18,652
Equity				
Share capital	452	-	-	452
Share premium account	1,321	-	-	1,321
Retained earnings	21,599	(99)[5]	(169)[9]	21,331
Other equity reserves	(4,540)	72[6]	-	(4,468)
Total shareholders' equity	18,832	(27)	(169)	18,636
Non-controlling interests	16	-	-	16
Total equity	18,848	(27)	(169)	18,652

59

National Grid 2018/19 Full Year Results Statement 13. Transition to IFRS 9 and IFRS 15 continued IFRS 9: Financial Instruments IFRS 9 has changed the rules concerning the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Details of the impact of applying IFRS 9 for the year ended 31 March 2019 are set out below. Adjustments arising as a result of the transition to IFRS 9: 1. The available-for-sale category for financial assets has been replaced with investments held at fair value through profit and loss (FVTPL) and investments held at fair value through other comprehensive income (FVOCI). Changes to the classification and measurement of financial assets have not altered the carrying value of any financial assets held by the Group. The net impact to retained earnings of the reclassification on transition was an £8 million gain. All recognised financial assets that are within the scope of IFRS 9 are initially recorded at fair value and subsequently measured at amortised cost or fair value based on the Group’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. Therefore, on 1 April 2018, the Group reclassified its investments as follows: • Money market funds and fund investments held by captive insurance companies have been classified as financial assets at FVTPL because their contractual cash flows are not solely payments of principal and interest; • Investments in debt securities that have contractual payments that are solely payments of principal and interest, and which are held as part of the liquidity portfolio or to back employee benefit liabilities, have been classified as financial assets at FVOCI because they are held in a business model whose objective is to collect the contractual cash flows and to sell the debt instruments; • The Group has elected to hold investments in equity securities, which are held to back employee benefit liabilities, as financial assets at FVOCI as the Group does not believe that changes in their fair value is reflective of the financial performance of the group; and • Loans to joint ventures and associates, cash at bank, and short-term deposits are classified at amortised cost as they have contractual cash flows which are solely payments of principal and interest and the Group holds them to collect contractual cash flows. Aside from derivative financial instruments, which remain classified as FVTPL, the Group did not previously have any financial assets or liabilities classified at FVTPL. 60

National Grid 2018/19 Full Year Results Statement 13. Transition to IFRS 9 and IFRS 15 continued IFRS 9: Financial Instruments continued The table below illustrates those financial assets and liabilities that have been reclassified at 1 April 2018: Change to Original measure- New carrying ment carrying amount basis amount New measurement under IAS under under Original measurement category under 39 IFRS 9 IFRS 9 Financial asset/liability category under IAS 39 IFRS 9 £m £m £m Money market funds and Available-for-sale investments Financial assets at 2,294 - 2,294 fund investments in FVTPL equities and bonds Cash surrender value of life Available-for-sale investments Financial assets at 343 - 343 insurance policies and FVOCI investments in debt securities Investments in equity Available-for-sale investments Financial assets at 84 - 84 securities FVOCI (equity instruments) Loans to joint ventures and Loans and receivables Financial assets at 872 - 872 associates and restricted amortised cost balances Borrowings Financial liabilities at Financial liabilities at (570) (32) (602) amortised cost fair value through profit and loss Note that the table above does not include derivative assets, derivative liabilities, trade receivables, cash at bank and short-term deposits, borrowings measured at amortised cost or trade payables. This is because neither the classification nor the measurement of these items has changed on transition to IFRS 9. 2. The change from the incurred loss impairment model of IAS 39 to the expected loss model in IFRS 9 has not had a material impact on the Group’s credit loss provision. The Group calculates its impairment provision on trade receivables using a sophisticated provisions matrix. The inclusion of forward-looking information has not had a significant impact on the matrix as the relevant short-term future economic conditions affecting our retail customers in the US are expected to be similar to recent experience. 3. The Group elected to reclassify an existing liability with a carrying value of £570 million from amortised cost to fair value through profit and loss to reduce a measurement mismatch. At transition, the resultant impacts include an increase in the carrying value of the liability of £32 million, a reduction in retained earnings of £40 million and the establishment of an own credit reserve (within other equity reserves) of £7 million. 4. Deferred tax is recognised on the adjustments recorded on the transition to IFRS 9. Reserve impacts are stated net of related deferred tax. 5. Retained earnings includes the impact from the changes to adjustments 1, 3 and 6. 6. The Group has adopted the hedge accounting requirements of IFRS 9, which more closely align with the Group’s risk management policies. On transition, it was concluded that all IAS 39 hedge relationships are qualifying IFRS 9 relationships with the treatment of the cost of hedging being the main change. The effect was a reclassification in reserves of a £67 million gain from retained earnings and a £10 million gain from the cash flow hedge reserve, into a new cost of hedging reserve (within other equity reserves). In this reserve, qualifying unrealised gains and losses excluded from hedging relationships are deferred and released systematically into profit or loss to match the timing of hedged item. 61

National Grid 2018/19 Full Year Results Statement 13. Transition to IFRS 9 and IFRS 15 continued IFRS 15: Revenue from Contracts with Customers IFRS 15 has primarily changed the accounting for our connection and diversion revenues in our regulated businesses. No practical expedients on transition were applied. The accounting for revenue under IFRS 15 does not represent a substantive change from the Group’s previous practice under IAS 18 for recognising revenue from sales to customers with the exception of the following items: • Certain pass-through revenues (principally revenues collected on behalf of the Scottish and Offshore transmission operators) will be recorded net of operating costs, whereas previously they were recognised gross of operating costs. Had we not adopted IFRS 15, our revenues and operating costs for the year ended 31 March 2019 would have been £1,197 million higher, with no impact to operating profits. • Contributions for capital works relating to connections for our customers are now deferred as contract liabilities in our consolidated statement of financial position and released over the life of the connection asset. This is a change for our US Regulated business and our UK Gas Transmission business, where previously revenues were recorded once the work was completed. Had we not adopted IFRS 15, our revenues and operating profit for the year ended 31 March 2019 would have been £57 million higher. • In the UK, contributions for capital works relating to diversions are now recognised as the works are completed. This is a change for the UK regulated businesses where revenues were previously deferred over the life of the asset. Had we not adopted IFRS 15, our revenues and operating profit for the year ended 31 March 2019 would have been £26 million and £23 million lower, respectively. Adjustments arising as a result of the transition to IFRS 15: 7. Deferred income from contributions for capital works have now been reclassified to contract liabilities. In addition, these liabilities for capital works relating to connections have increased as these capital contributions for connections are cumulatively adjusted for on 1 April 2018 and are now deferred and released over the life of the connection assets. This is a change for our US Regulated business and our UK Gas Transmission business where previously revenues were recorded once the work was completed. Partially offsetting the increase in contract liabilities for connections is the change in accounting treatment for contributions relating to diversions in our UK businesses. These contributions are recognised as revenue as the works are completed where previously revenue was recognised over the life of the asset. 8. Deferred tax is recorded on the incremental amounts recorded against capital contributions and contract liabilities on the transition to IFRS 15. Deferred tax balances have been calculated at the rate substantially enacted at the reporting date. 9. The transition adjustment reflects the net of the above. 14. Post balance sheet events In March 2019, NGV entered into an agreement to acquire 100% of Geronimo Energy, a clean energy developer based in Minneapolis in the United States for $100 million with potential further payments of up to $100 million subject to successful development of the project pipeline. Completion of the acquisition is dependent on the execution of a joint venture agreement with Washington State Investment Board and regulatory approvals being obtained (expected in the summer of 2019). 62

National Grid 2018/19 Full Year Results Statement

Alternative performance measures/non-IFRS reconciliations

Within the Full Year Results Statement, a number of financial measures are presented. These measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below, net debt, capital investment, funds from operations (FFO), FFO interest cover and retained cash flow (RCF)/adjusted net debt. For each of these we present a reconciliation to the most directly comparable IFRS measure.

We also have a number of APMs derived from regulatory measures which have no basis under IFRS; we call these Regulatory Performance Measures. They comprise: Group return on equity (RoE), UK and US regulatory RoE, regulated asset base, regulated financial performance, regulatory gearing, asset growth and Value Added including Value Added per share. These measures reflect the inputs used by utility regulators to set the allowed revenues for many of our businesses.

We use regulatory performance measures to monitor progress against our regulatory agreements and certain aspects of our strategic objectives. Further, targets for certain of these performance measures are included in the Company's Annual Performance Plan (APP) and Long Term Performance Plan (LTPP) and contribute to how we reward our employees. As such, we believe that they provide close correlation to the economic value we generate for our shareholders and are therefore important supplemental measures for our shareholders to understand the performance of the business and to ensure a complete understanding of Group performance.

As the starting point for our Regulatory Performance Measures is not IFRS, and these measures are not governed by IFRS, we are unable to provide meaningful reconciliations to any directly comparable IFRS measures, as differences between IFRS and the regulatory recognition rules applied have built up over many years. Instead, for each of these we present an explanation of how the measure has been determined and why it is important, and an overview as to why it would not be meaningful to provide a reconciliation to IFRS.

Net revenue

'Net revenue' is revenue less pass-through costs, such as UK system balancing costs, and gas and electricity commodity costs in the US and, prior to the adoption of IFRS 15, payments to other UK network owners. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2019			2018		
Year ended 31 March	Gross revenue	Pass-through costs	Net revenue	Gross revenue	Pass-through costs	Net revenue
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	3,351	(1,397)	1,954	4,154	(2,243)	1,911
UK Gas Transmission	896	(227)	669	1,091	(257)	834
US Regulated	9,846	(3,978)	5,868	9,272	(3,804)	5,468
NGV and Other	876	-	876	776	-	776
Sales between segments	(36)	-	(36)	(43)	-	(43)
Total	14,933	(5,602)	9,331	15,250	(6,304)	8,946

Adjusted profit measures:

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year on year. The various measures are presented on page 14 and reconciled below.

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National Grid 2018/19 Full Year Results Statement

Alternative performance measures/non-IFRS reconciliations continued

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors, and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). For 2019, as highlighted below, our underlying results exclude £108 million (2018: £104 million) of timing differences, as well as £93 million (2018: £142 million) of storm costs (which are significant in aggregate) where we expect to recover the bulk of the costs incurred through regulatory mechanisms in the US.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency denominated activity, have been translated using the weighted average US dollar exchange rate for the year ended 31 March 2019, which was $1.31 to £1.00. The weighted average rate for the year ended 31 March 2018, was $1.36 to £1.00. Assets and liabilities as at 31 March 2019 have been retranslated at the closing rate at 31 March 2019 of $1.30 to £1.00. The closing rate for the reporting date 31 March 2018 was $1.40 to £1.00.

Reconciliation of statutory, adjusted and underlying profits and earnings – At actual exchange rates – Continuing operations

Year ended 31 March 2019	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	778	237	1,015	77	-	1,092
UK Gas Transmission	267	36	303	38	-	341
US Regulated	1,425	299	1,724	(223)	93	1,594
NGV and Other	400	-	400	-	-	400
Total operating profit	2,870	572	3,442	(108)	93	3,427
Net finance costs	(1,069)	76	(993)	-	-	(993)
Share of post -tax results of JVs and associates	(40)	-	40	-	-	40
Profit before tax	1,841	648	2,489	(108)	93	2,474
Tax	(339)	(149)	(488)	36	(24)	(476)
Profit after tax	1,502	499	2,001	(72)	69	1,998

Year ended 31 March 2018	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,041	-	1,041	14	-	1,055
UK Gas Transmission	487	-	487	18	-	505
US Regulated	1,734	(36)	1,698	(136)	142	1,704
NGV and Other	231	-	231	-	-	231
Total operating profit	3,493	(36)	3,457	(104)	142	3,495
Net finance costs	(882)	(119)	(1,001)	-	-	(1,001)
Share of post -tax results of JVs and associates	49	(5)	44	-	-	44
Profit before tax	2,660	(160)	2,500	(104)	142	2,538
Tax	889	(1,473)	(584)	42	(51)	(593)
Profit after tax	3,549	(1,633)	1,916	(62)	91	1,945

64

National Grid 2018/19 Full Year Results Statement

Alternative performance measures/non-IFRS reconciliations continued

Reconciliation of adjusted and underlying Profits – At constant currency

		At constant currency				
Year ended 31 March 2018	Adjusted at actual exchange rate	Constant currency adjustment	Adjusted	Timing	Major storm costs	Underlying
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	1,041	-	1,041	14	-	1,055
UK Gas Transmission	487	-	487	18	-	505
US Regulated	1,698	68	1,766	(141)	148	1,773
NGV and Other	231	(4)	227	-	-	227
Total operating profit	3,457	64	3,521	(109)	148	3,560
Net finance costs	(1,001)	(27)	(1,028)	-	-	(1,028)
Share of post -tax results of JVs and associates	44	1	45	-	-	45
Profit before tax	2,500	38	2,538	(109)	148	2,577

Earnings per share calculations from continuing operations – At actual exchange rates

The table below reconciles the profit after tax from continuing operations as per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Year ended 31 March 2019	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	1,502	(3)	1,499	3,386	44.3
Adjusted (also referred to as Headline)	2,001	(3)	1,998	3,386	59.0
Underlying	1,998	(3)	1,995	3,386	58.9

Year ended 31 March 2018	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	3,549	(1)	3,548	3,461	102.5
Adjusted (also referred to as Headline)	1,916	(1)	1,915	3,461	55.3
Underlying	1,945	(1)	1,944	3,461	56.2

65

National Grid 2018/19 Full Year Results Statement

Alternative performance measures/non-IFRS reconciliations continued

Timing impacts

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to "over and under-recoveries". A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US) and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	Total £m
1 April 2018 opening balance[1]	(41)	97	241	297
Over/(under) recovery	(77)	(38)	223	108
31 March 2019 closing balance to (recover)/return	(118)	59	464	405

	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	Total £m
1 April 2017 opening balance[1]	(30)	111	106	187
Over/(under) recovery[2]	(14)	(18)	141	109
31 March 2018 closing balance to (recover)/return	(44)	93	247	296

1. Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US.
2. US over/(under) recovery and all US Regulated balances have been translated using the average exchange rate for the year ended 31 March 2019. The over-recovered closing balance at 31 March 2019 was £407m (translated at the closing rate of $1.30:£1).

Capital investment

'Capital investment' or 'investment' refers to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture. We also include the Group's investments by National Grid Partners during the period which are classified for IFRS purposes as non-current financial assets on the Group consolidated statement of financial position.

Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency		
Year ended 31 March	2019 £m	2018 £m	% change	2019 £m	2018 £m	% change
UK Electricity Transmission	925	999	(7%)	925	999	(7%)
UK Gas Transmission	308	310	(1%)	308	310	(1%)
US Regulated	2,650	2,424	9%	2,650	2,521	5%
NGV and Other	438	341	28%	438	346	27%
Group capex	4,321	4,074	6%	4,321	4,176	3%
Equity investment, funding contributions and loans to joint ventures and associates[1]	185	177	5%	185	181	2%
Group capital investment	4,506	4,251	6%	4,506	4,357	3%

1. Excludes £47m (2018: £19m) equity contribution to the St William Homes LLP joint venture. 2018/19 includes £58m National Grid Partners investment, of which £6m is in an associate.

66

National Grid 2018/19 Full Year Results Statement Alternative performance measures/non-IFRS reconciliations continued Net debt See notes 11 and 12 for reconciliation of net debt. Funds from operations and interest cover Funds from operations (FFO) is the cash flows generated by the operations of the Group. Credit rating metrics, including FFO, are used as indicators of balance sheet strength. Year ended 31 March 2019 20181 £m £m Interest expense (Income Statement) 1,066 1,128 Hybrid interest reclassified as dividend (51) (51) Capitalised interest 135 128 Pensions interest adjustment (4) (49) Interest on lease rentals adjustment 11 16 Unwinding of discount on provisions (74) (75) Other interest adjustments 1 12 Interest paid (discontinued operations) - - Adjusted interest expense 1,084 1,109 Net cash inflow from operating activities 4,389 4,710 Interest received on financial instruments 68 57 Interest paid on financial instruments (914) (853) Dividends received 201 213 Working capital adjustment (40) (118) Excess employer pension contributions 260 211 Hybrid interest reclassified as dividend 51 51 Lease rentals 34 86 Difference in net interest expense in income statement to cash flow (186) (178) Difference in current tax in income statement to cash flow (13) (206) Current tax related to prior periods (52) (22) Cash flow from discontinued operations (71) (207) Funds from operations (FFO) 3,727 3,744 FFO interest cover ((FFO + adjusted interest expense)/adjusted interest expense) 4.4x 4.4x 1. Numbers for 2018 reflect the calculations for the total Group as based on the published accounts for the respective years and have not been restated for discontinued operations. 67

National Grid 2018/19 Full Year Results Statement Alternative performance measures/non-IFRS reconciliations continued Retained cash flow (RCF)/adjusted net debt RCF/net debt is one of two credit metrics that we monitor in order to ensure the Group is generating sufficient cash to service its debts, consistent with maintaining a strong investment-grade credit rating. We calculated RCF/net debt applying the methodology used by Moody’s as this is one of the most constrained calculations of credit worthiness. The net debt denominator includes adjustments to take account of off-balance sheet leases and the equity component of hybrid debt. Year ended 31 March 2019 2018 £m £m Funds from operations (FFO) 3,727 3,744 Hybrid interest reclassified as dividend (51) (51) Ordinary dividends paid to shareholders (1,160) (1,316) RCF (excluding share buybacks) 2,516 2,377 Repurchase of shares - (178) RCF (net of share buybacks) 2,516 2,199 Bank overdrafts - - Borrowings 28,730 26,625 Less: 50% hybrid debt (1,039) (1,050) Cash and cash equivalents (252) (329) Restricted cash - - Financial and other investments (1,311) (2,304) Underfunded pension obligations 845 857 Operating leases adjustment¹ 248 408 Derivative asset removed from debt 141 (479) Currency swaps 38 117 Nuclear decommissioning liabilities reclassified as debt 18 5 Collateral – cash received under collateral agreements (558) (878) Accrued interest removed from short-term debt (223) (195) Adjusted net debt (includes pension deficit) 26,637 22,777 RCF (excluding share buybacks)/adjusted net debt 9.4% 10.4% RCF (net of share buybacks)/adjusted net debt 9.4% 9.7% 1. Adjustment to reclassify operating lease commitments as debt. 68

National Grid 2018/19 Full Year Results Statement

Regulatory Performance Measures

Regulated financial performance

Regulatory financial performance is a pre-interest and tax measure, starting at segmental operating profit and making adjustments (such as the elimination of all pass-through items included in revenue allowances and timing) to approximate regulatory profit for the UK regulated activities. This measure provides a bridge for investors between a well-understood and comparable IFRS starting point and through the key adjustments required to approximate regulatory profit. This measure also provides the foundation to calculate Group Return on Equity (RoE).

For the reasons noted above, the tables below show the principal differences between the IFRS operating profit and the regulated financial performance, but is not a formal reconciliation to an equivalent IFRS measure.

UK Electricity Transmission

Year ended 31 March	2019 £m	2018 £m
Adjusted operating profit	1,015	1,041
Movement in regulatory 'IOUs'	174	51
Deferred tax adjustment	64	70
RAV indexation (average 3% long-run inflation)	391	374
Regulatory vs IFRS depreciation difference	(394)	(377)
Fast/slow money adjustment	72	69
Pensions	(51)	(49)
Performance RAV created	90	83
Regulated financial performance	1,361	1,262

UK Gas Transmission

Year ended 31 March	2019 £m	2018 £m
Adjusted operating profit	303	487
Movement in regulatory 'IOUs'	68	(91)
Deferred tax adjustment	8	18
RAV indexation (average 3% long-run inflation)	179	173
Regulatory vs IFRS depreciation difference	(42)	(29)
Fast/slow money adjustment	(10)	(11)
Pensions	(33)	(32)
Performance RAV created	(30)	(16)
Regulated financial performance	443	499

US Regulated

Year ended 31 March	2019 £m	2018 £m
Adjusted operating profit	1,724	1,698
Major storm costs	93	142
Timing	(223)	(136)
US GAAP Pension adjustment	(80)	(73)
Regulated financial performance	1,514	1,631

Total regulated financial performance

Year ended 31 March	2019 £m	2018 £m
UK Electricity Transmission	1,361	1,262
UK Gas Transmission	443	499
US Regulated	1,514	1,631
Total regulated financial performance	3,318	3,392

69

National Grid 2018/19 Full Year Results Statement Regulatory Performance Measures continued US timing, major storms & movement in UK regulatory “IOUs” – Revenue related to performance in one year may be recovered in later years. Revenue may be recovered in one year but be required to be returned to customers in future years. In the UK, this is calculated as the movement in other regulated assets and liabilities. Performance RAV - UK performance efficiencies are in part remunerated by the creation of additional RAV which is expected to result in future earnings under regulatory arrangements. This is calculated as in-year totex outperformance multiplied by the appropriate regulatory capitalisation ratio and multiplied by the retained company incentive sharing ratio. Pension adjustment - Cash payments against pension deficits in the UK are recoverable under regulatory contracts. In US Regulated operations, US GAAP pension charges are generally recoverable through rates. Revenue recoveries are recognised under IFRS but payments are not charged against IFRS operating profits in the year. In the UK this is calculated as cash payments against the regulatory proportion of pension deficits in the UK regulated business, whereas in the US, it is the difference between IFRS and US GAAP pension charges. UK deferred tax adjustment - Future UK revenues are expected to recover cash tax cost including the unwinding of deferred tax balances created in the current year. This is the difference between (a) IFRS underlying EBITDA less other regulatory adjustments and (b) IFRS underlying EBITDA less other regulatory adjustments less current tax (adjusted for interest tax shield) then grossed up at full UK statutory tax rate. Regulatory depreciation - US and UK regulated revenues include allowance for a return of regulatory capital in accordance with regulatory assumed asset lives. This return does not form part of regulatory profit. Fast/slow money adjustment - The regulatory remuneration of costs incurred is split between in year revenue allowances and the creation of additional RAV. This does not align with the classification of costs as operating costs and fixed asset additions under IFRS accounting principles. This is calculated as the difference between IFRS classification of costs as operating costs or fixed asset additions and the regulatory classification. 70

National Grid 2018/19 Full Year Results Statement

Regulatory Performance Measures continued

Regulated asset base

The regulated asset base is a regulatory construct, based on predetermined principles not based on IFRS. It effectively represents the invested capital on which we are authorised to earn a cash return. By investing efficiently in our networks, we add to our regulated asset base over the long-term and this in turn contributes to delivering shareholder value. Our regulated asset base is comprised of our regulatory asset value in the UK, plus our rate base in the US.

Maintaining efficient investment in our regulated asset base ensures we are well positioned to provide consistently high levels of service to our customers and increases our revenue allowances in future years. While we have no specific target, our overall aim is to achieve between 5% and 7% growth in regulated asset base each year through continued investment in our networks in both the UK and US.

In the UK, the way in which our transactions impact RAV is driven by principles set out by Ofgem. In a number of key areas these principles differ from the requirements of IFRS, including areas such as additions and the basis for depreciation. Further, our UK RAV is adjusted annually for inflation. RAV in each of our retained UK businesses has evolved over the period since privatisation in 1990, and as a result, historical differences between the initial determination of RAV and balances reported under UK GAAP at that time still persist. Due to the above, substantial differences exist in the measurement bases between RAV and an IFRS balance metric, and therefore, it is not possible to provide a meaningful reconciliation between the two.

In the US, rate base is a regulatory measure determined for each of our main US operating companies. It represents the value of property and other assets or liabilities on which we are permitted to earn a rate of return, as set out by the regulatory authorities for each jurisdiction. The calculations are based on the applicable regulatory agreements for each jurisdiction and include the allowable elements of assets and liabilities from our US companies. For this reason, it is not practical to provide a meaningful reconciliation from the US rate base to an equivalent IFRS measure.

'Total Regulated and other balances' comprise the revenues that National Grid's UK regulated businesses target to collect in any year, which are based on the regulator's forecasts for that year. Under the UK price control arrangements, revenues will be adjusted in future years to take account of actual levels of collected revenue, costs and outputs delivered when they differ from those regulatory forecasts. In the US, other regulatory assets and liabilities include regulatory assets and liabilities which are not included in the definition of rate base within that jurisdiction, including working capital where appropriate.

Investment in NGV and Other businesses includes net assets excluding pensions, tax and items related to the UK Gas Distribution sale.

As at 31 March (£m at constant currency)	RAV, rate base or other business balances		Total Regulated and other balances	
	2019	2018[1]	2019	2018[1]
UK Electricity Transmission	13,537	13,045	13,302	12,676
UK Gas Transmission	6,155	5,960	6,112	5,855
US Regulated	17,565	16,087	19,463	18,007
Total regulated	37,257	35,092	38,877	36,538
NGV and other businesses	2,815	2,300	2,657	1,957
Total Group regulated and other assets	40,072	37,392	41,534	38,495

1. Figures relating to prior periods have, where appropriate been represented at constant currency, for opening balance adjustments following the completion of the regulatory reporting pack process in 2018, and reclassifications between US rate base and US other balances.

US rate base and total regulated assets for 31 March 2018 have been restated in the table above at constant currency. At actual currency the values were £14.9 billion and £16.7 billion respectively.

Other business balances and other assets/invested capital for 31 March 2018 have been restated in the table above at constant currency. At actual currency the values were £2.2 billion and £1.9 billion respectively.

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National Grid 2018/19 Full Year Results Statement

Regulatory Performance Measures continued

Group return on equity (RoE)

Group RoE provides investors with a view of the performance of the Group as a whole compared with the amounts invested by the Group in assets attributable to equity shareholders. It is the ratio of our regulatory financial performance to our measure of equity investment in assets. It therefore reflects the regulated activities as well as the contribution from our non-regulated businesses together with joint ventures and non-controlling interests.

We use Group RoE to measure our performance in generating value for our shareholders and targets for Group RoE are included in the incentive mechanisms for executive remuneration within both the APP and LTPP schemes.

Group RoE is underpinned by our regulated asset base. For the reasons noted above, no reconciliation to IFRS has been presented as we do not believe it would be practical. However, we do include the calculations below.

Calculation: Regulatory financial performance including a long-run assumption of 3.0% RPI inflation, less adjusted interest and adjusted tax divided by equity investment in assets:

- Adjusted interest removes interest on pensions, capitalised interest in regulated operations and release of provisions;
- Adjusted tax adjusts the Group tax charge for differences between IFRS profit before tax and regulated financial performance less adjusted interest;
- Equity investment in assets is calculated as the total opening UK regulatory asset value, the total opening US rate base plus goodwill plus opening net book value of NGV and Other activities and our share of joint ventures and associates, minus opening net debt as reported under IFRS restated to the weighted average £/$ exchange rate for the year.

Years ended 31 March	2019 £m	2018 £m
Regulated financial performance	3,318	3,392
Operating profit of other activities	424	255
Group financial performance	3,742	3,647
Share of post-tax results of joint ventures and associates	40	238
Non-controlling interests	(3)	(1)
Adjusted Group interest charge	(1,037)	(980)
Group tax charge	(488)	(639)
Tax on adjustments	(34)	27
Group financial performance after interest and tax	2,220	2,292
Opening rate base/RAV	35,045	32,446
Share of Cadent RAV	-	512
Opening other	2,298	1,787
Opening goodwill	5,852	5,626
Opening capital employed	43,195	40,371
Opening net debt	(24,345)	(21,770)
Opening equity	18,850	18,601
Return on equity	11.8%	12.3%

UK and US regulated RoE

Years ended 31 March %	Regulatory Debt:Equity assumption	Achieved Return on Equity		Base or Allowed Return on Equity	
		2019	2018	2019	2018
UK Electricity Transmission	60/40	13.7	13.1	10.2	10.2
UK Gas Transmission	62.5/37.5	9.5	10.0	10.0	10.0
US Regulated	Avg. 50/50	8.8	8.9	9.4	9.4

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National Grid 2018/19 Full Year Results Statement Regulatory Performance Measures continued UK regulated RoE UK regulated RoEs are a measure of how the businesses are performing against the assumptions used by our UK regulator. These returns are calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure, at the cost of debt assumed by the regulator, and that RPI inflation is equal to a long-run assumption of 3.0%. They are calculated by dividing elements of out- or under-performance versus the regulatory contract (i.e. regulated financial performance disclosed above) by the average equity RAV in line with the regulatory assumed capital structure and adding to the base allowed RoE. This is an important measure of UK regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing under the RIIO framework and also helps investors to compare our performance with similarly regulated UK entities. Reflecting the importance of this metric, it is also a key component of the APP scheme. The UK RoE is underpinned by the UK RAV. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical. US regulated RoE US regulated RoE is a measure of how a business is performing against the assumptions used by the US regulators. This US operational return measure is calculated using the assumption that the businesses are financed in line with the regulatory adjudicated capital structure and allowed cost of debt. The returns are divided by the average rate base (or where a reported rate base is not available, an estimate based on rate base calculations used in previous rate filings) multiplied by the adjudicated equity portion in the regulatory adjudicated capital structure. This is an important measure of our US regulated business performance, and our operational strategy continues to focus on this metric. This measure can be used to determine how we are performing and also helps investors compare our performance with similarly regulated US entities. Reflecting the importance of this metric, it is also a key component of the APP scheme. The US return is based on a calculation which gives proportionately more weighting to those jurisdictions which have a greater rate base. For the reasons noted above, no reconciliation to IFRS has been presented, as we do not believe it would be practical to reconcile our IFRS balance sheet to the equity base. The table below shows the principal differences between the IFRS result of the US Regulated segment, and the ‘return’ used to derive the US RoE. In outlining these differences, we also include the result for the US regulated OpCo entities aggregated under US GAAP. In respect of 2017/18, this measure is the aggregate operating profit of our US OpCo entities’ publicly available financial statements prepared under US GAAP. For 2018/19, this measure represents our current estimate, since local financial statements have yet to be prepared. 73

National Grid 2018/19 Full Year Results Statement

Regulatory Performance Measures continued

	2019 £m	2018 £m
Underlying IFRS profit for US regulated segment	1,594	1,704
Weighted average £/$ exchange	$1.305	$1.357

	2019 $m	2018 $m
Underlying IFRS operating profit for US regulated segment	2,081	2,313
Adjustments to convert to US GAAP as applied in our US OpCo entities		
Adjustment in respect of customer contributions	(50)	(151)
Pension accounting differences	(10)	(101)
Environmental charges recorded under US GAAP	(117)	(106)
Storm costs and recoveries recorded under US GAAP	(112)	(113)
Other regulatory deferrals, amortisation and other items	121	(146)
Results for US regulated OpCo entities, aggregated under US GAAP[1]	1,913	1,696
Adjustments to determine regulatory operating profit used in US RoE		
Levelisation revenue adjustment	(48)	82
Net other	(1)	40
Regulatory operating profit	1,864	1,818
Pensions[2]	(95)	-
Regulatory interest charge	(457)	(395)
Regulatory tax charge	(345)	(520)
Regulatory earnings used to determine US RoE	967	903

1. Based on US GAAP accounting policies as applied by our US regulated OpCo entities.
2. Following a change in US GAAP accounting rules, an element of the pensions charge is reported outside operating profit with effect from 2019.

	2019 $m	2018 $m
US equity base (average for the year)	11,045	10,092
US RoE	8.8%	8.9%

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed 'Totex'. The definition of Totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

Value Added and Value Added per Share

Value Added is a measure that reflects the value to shareholders of our dividend and the growth in National Grid's regulated and non-regulated assets (as measured in our rate base, for regulated entities), net of the growth in net debt. It is a key metric used to measure our performance and underpins our approach to sustainable decision-making and long-term management incentive arrangements.

Value Added is derived using our regulated asset base and, as such, it is not practical to provide a meaningful reconciliation from this measure to an equivalent IFRS measure due to the reasons set out for our regulated asset base. However, the calculation is set out in the Growth and Value Added section on page 9.

Value added per share is calculated by dividing value added by the weighted average number of shares (3,386 million) set out in note 7.

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National Grid 2018/19 Full Year Results Statement

Regulatory Performance Measures continued

Asset growth

Asset growth is the annual percentage increase in our RAV and rate base and other business balances (including the assets of National Grid Ventures and National Grid Partners) calculated at constant currency.

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed 'Totex'. The definition of Totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

Regulatory gearing

Regulatory gearing is a measure of how much of our investment in RAV and rate base and other elements of our invested capital (including our investments in NGV, UK property and other assets and US other assets) is funded through debt. Comparative amounts as at March 2018 are presented at historical exchange rates and have not been restated.

As at 31 March	2019 £m	2018 £m	change
UK RAV	19,692	19,059	
US Rate base	17,565	14,762	
Other invested capital included in gearing calculation	2,815	2,167	
Total assets included in gearing calculation	40,072	35,988	
Net debt (including 100% of hybrid debt)	26,529	23,002	
Group gearing (based on 100% of net debt)	66%	64%	2% pts
Group gearing (excluding 50% of hybrid debt from net debt)	64%	61%	3% pts

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